As filed with the Securities and Exchange Commission on January 30, 2017

Registration No. 333-215314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Milacron Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware	3559	80-0798640
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10200 Alliance Road, Suite 200

Cincinnati, OH 45242

(513) 487-5000 (Phone)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Hugh C. O’Donnell

Vice President, General Counsel and Secretary

10200 Alliance Road, Suite 200

Cincinnati, OH 45242

(513) 487-5000 (Phone)

(513) 487-5086 (Fax)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Craig E. Marcus, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000 (Phone) (617) 951-7050 (Fax)	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200 (Phone) (212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.01 par value per share	13,800,000	$18.55	$255,990,000	$29,670

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)	Estimated solely for purposes of calculating the amount of the registration fee. In accordance with Rule 457(c) of the Securities Act of 1933, as amended, the price shown is the average of the high and low selling prices of the common stock on January 27, 2017, as reported on The New York Stock Exchange.

(3)	Includes $11,590 the Registrant previously paid in connection with the initial filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated January 30, 2017

PROSPECTUS

12,000,000 Shares

Milacron Holdings Corp.

Common Stock

The selling stockholders identified in this prospectus are offering 12,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “MCRN.” The last reported sale of our common stock on the NYSE on January 27, 2017 was $18.54 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$
(1)	We refer you to “Underwriting” beginning on page 61 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 1,800,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2017.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays	J.P. Morgan

Baird	Credit Suisse	Goldman, Sachs & Co.

Co-Managers
KeyBanc Capital Markets		William Blair

The date of this prospectus is                 , 2017.

You should rely only on the information contained in or incorporated by reference in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

Trademarks and Trade Names

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Some of the more important trade names and trademarks that we use include CanGen, Cimcool, DME, Ferromatik, Milacron, Uniloy and TIRAD. Solely for convenience, we refer to trademarks, service marks and trade names appearing in or incorporated by reference in this prospectus without the ™, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, trade names or service marks appearing in or incorporated by reference in this prospectus are the property of their respective owners.

Market and Industry Information

Market data used throughout this prospectus or incorporated by reference into this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by Global Industry Analysts, Inc., a market research report publisher, and Interconnection Consulting. We also purchased a hot runner market analysis report prepared by Interconnection Consulting in relation to the economic environment and regional landscape pertaining to that market. All of the market data used in this prospectus or incorporated by reference into this prospectus involves a number of

i

assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which in part is derived from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus or incorporated by reference into this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates prepared by independent parties and by us.

Non-GAAP Financial Measures

We prepare our financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”). To supplement this information, we also use the following non-GAAP financial measures: Adjusted EBITDA and Adjusted Net Income. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA

Adjusted EBITDA represents net income before interest expense, taxes, depreciation and amortization, as further adjusted for the other items reflected in the reconciliation table set forth under “Summary—Summary Historical Financial and Other Data.” Adjusted EBITDA is a measure used by management to measure operating performance. Adjusted EBITDA is not a presentation made in accordance with U.S. GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to net earnings (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP or any other performance measure derived in accordance with U.S. GAAP and should not be construed as an inference that our future results will be unaffected by unusual non-recurring items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not include certain cash requirements such as interest payments, tax payments, debt service requirements and certain other cash costs that may recur in the future.

We view Adjusted EBITDA as a key measure of our performance. We present Adjusted EBITDA not only due to its importance for purposes of our credit agreements but also because it assists us in comparing our performance across reporting periods on a consistent basis as it excludes items that we do not believe are indicative of our core operating performance. Our management uses Adjusted EBITDA:

•	as a measurement used in evaluating our consolidated and segment-level operating performance on a consistent basis;

•	to calculate incentive compensation for our employees;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to assess compliance with various metrics associated with our debt agreements.

We believe that the inclusion of Adjusted EBITDA in this prospectus is useful to provide additional information to investors about certain material non-cash items as well as items considered to be one-time or non-

ii

recurring to the operations of the business. While we believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors, because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative to performance measures derived in accordance with U.S. GAAP. Adjusted EBITDA is calculated as net earnings (loss) attributable to Milacron Holdings Corp. before income tax expense, interest expense, net, depreciation and amortization further adjusted to exclude other items as reflected in the reconciliation table set forth under “Summary—Summary Historical Financial and Other Data.”

In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses such as those used in calculating Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by usual or non-recurring items. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

Adjusted Net Income

Adjusted Net Income measures our operating performance by adjusting net earnings (loss) attributable to Milacron Holdings Corp. to exclude amortization expense, non-cash currency effect on intercompany advances, organizational redesign costs, long-term equity awards and shareholder fees, debt costs, acquisition integration costs, professional services, business combination costs, fair market value adjustments and certain other non-recurring items. Management uses this measure to evaluate our core operating results as it excludes certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business, but includes certain items such as depreciation, interest expense and income tax expense, which are otherwise excluded from Adjusted EBITDA. We believe the presentation of Adjusted Net Income enhances our investors’ overall understanding of the financial performance and cash flow of our business. You should not consider Adjusted Net Income as an alternative to net earnings (loss) attributable to Milacron Holdings Corp., determined in accordance with U.S. GAAP, as an indicator of operating performance.

See the consolidated financial statements incorporated by reference into this prospectus for our U.S. GAAP results. Additionally, for reconciliations of Adjusted EBITDA and Adjusted Net Income to our closest reported U.S. GAAP measures see “Summary—Summary Historical Financial and Other Data.”

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2015, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and our other filings with the Securities and Exchange Commission (the “SEC”) listed in the section of this prospectus entitled “Incorporation of Certain Information by Reference” and is qualified in its entirety by the more detailed information and consolidated financial statements included or incorporated by reference elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus and the documents incorporated herein by reference, including our consolidated financial statements and the notes thereto incorporated herein by reference and the matters discussed under “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in each case appearing elsewhere in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 incorporated by reference herein before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and other sections of this prospectus and the documents incorporated herein by reference.

Unless otherwise stated in this prospectus, references to “we,” “our,” “us,” “Milacron” and the “Company” and similar terms refer to Milacron Holdings Corp. and its consolidated subsidiaries; references to “Milacron Holdings” refer to Milacron Holdings Corp.; and references to “Milacron LLC” refer to Milacron LLC, our wholly owned subsidiary.

Company Overview

Milacron is a global leader in the manufacture, distribution and service of highly engineered and customized systems within the $27 billion plastic technology and processing industry. We are the only global company with a full-line product portfolio that includes hot runner systems, injection molding, blow molding and extrusion equipment. We maintain strong market positions across these products, as well as leading positions in process control systems, mold bases and components, maintenance, repair and operating (“MRO”) supplies and fluid technology. Based on management estimates primarily based on industry surveys and publications from 2014, we believe Milacron is the #1 manufacturer and supplier of plastic processing technologies in North America on a consolidated basis across the industry’s primary plastic processing machinery applications based on sales, the #1 supplier to installed base worldwide based on sales, the #1 manufacturer and supplier of injection molding technologies in India based on sales, the #1 provider of hot runner systems in the Americas and Europe and the #2 provider of hot runner systems in Asia based on sales.

Milacron has strong brand recognition with products sold in over 100 countries across six continents and our established and market driven global footprint is well-positioned to benefit from continued robust industry growth in both developed and emerging markets. Our sales are geographically diversified with 55% in North America, 19% in Europe, 9% in China, 7% in India and 10% in the rest of the world for the year ended December 31, 2015 and with 55% in North America, 19% in Europe, 9% in China, 8% in India and 9% in the rest of the world for the nine months ended September 30, 2016. Our breadth of products, long history, and global reach have resulted in a large installed base of over 40,000 plastic processing machines and over 140,000 hot runner systems as of December 31, 2015.

The charts below illustrate Milacron’s and its principal business segments’ diversification by end market and geography as a percentage of sales for the nine months ended September 30, 2016.

Milacron By End Market (Sales)	Milacron By Geography (Sales)

Advanced Plastic Processing Technologies By End Market (Sales)	Advanced Plastic Processing Technologies By Geography (Sales)

Melt Delivery and Control Systems By End Market (Sales)	Melt Delivery and Control Systems By Geography (Sales)

Fluid Technologies By End Market (Sales)	Fluid Technologies By Geography (Sales)

We are headquartered in Cincinnati, Ohio and have 5,551 employees worldwide as of December 31, 2015. Principal manufacturing facilities are located in the United States, Canada, China, Germany, the Czech Republic and India.

Operating Segments

The following is a summary of the product lines and markets served by our operating segments. In accordance with U.S. GAAP, we have reported information about our three operating segments within Note 15 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated by reference into this prospectus.

Advanced Plastic Processing Technologies (“APPT”)

Our APPT segment designs, manufactures and sells plastic processing equipment and systems, which include injection molding, blow molding, extrusion and auxiliary systems along with the related parts and service. We are the only full-line plastic equipment supplier with a significant offering across all three technologies in North America. We provide aftermarket service and support for our core plastic equipment business and are expanding our capabilities in the co-injection market. Our APPT segment has a diverse set of customers, including companies who serve in the consumer goods, packaging, electronics, medical, automotive and construction end markets. We believe our competitive strength in APPT is our ability to supply and support our customers through the entire life cycle of their equipment usage to deliver precision parts at the lowest cost for our customers.

Increased demand in the plastic processing machinery industry is expected to be driven by the overall expected rise in plastic processing, increasing equipment age and continuing advances in technology, such as the shift to higher efficiency and lower energy equipment, as plastic processors seek to reduce their operating costs and produce higher quality products. With 68% and 67% of APPT sales in North America for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016, respectively, demand is also impacted by customers bringing manufacturing operations back to North America.

Capital expenditures in our APPT business were $29.4 million during the year ended December 31, 2015, of which approximately 58% related to capacity expansion for the production of plastic processing equipment, primarily in Europe, to facilitate the announced move of our production facility in Italy to the Czech Republic. During the nine months ended September 30, 2016, capital expenditures in APPT totaled $16.8 million, of which approximately 35% relates to capacity expansion for the production of plastic processing equipment.

Melt Delivery and Control Systems (“MDCS”)

Our MDCS segment designs, manufactures and sells highly-engineered, technically advanced hot runner and process control systems, mold bases and components, and sells MRO supplies for plastic processing operations. Hot runner systems are custom-designed for each product a customer manufactures on an injection molding machine. Our MDCS segment derives substantially all of its sales from recurring consumable products, parts and services. Hot runner systems are highly customized and replaced frequently due to design changes and innovation in customers’ end products, driving a one to five year replacement cycle. Recurring sales for our MDCS segment is supported by a large estimated installed base of more than 140,000 systems worldwide as of December 31, 2015.

Our MDCS segment serves a diverse group of global customers across the entire plastic processing value chain and manufacturing spectrum, including original equipment manufacturers, molders and mold makers, in consumer goods, electronics, automotive packaging, medical, building supplies and packaging end markets. As injection molding processing technologies and material requirements evolve, our MDCS business is committed to partnering with its customers across the life cycle of a machine by leveraging its industry knowledge and engineering expertise to develop technologies that help its customers adapt and succeed.

Consistent with historical periods, according to a June 2016 Interconnection Consulting report, the hot runner market is expected to grow faster than the overall global economy based on macroeconomic drivers involving product life cycles, demographics, technology conversion and greater use of plastic. Demand within the hot runner market is driven more by the frequency of product design changes and model refreshes than by end product volume, because hot runner systems are typically custom ordered for each new product mold, representing a critical factor in the market’s resiliency during economic cycles.

Capital expenditures in our MDCS segment were $19.5 million during the year ended December 31, 2015, of which 25% was incurred to expand capacity in the Czech Republic, in part to facilitate the announced move of our Belgium warehouse to the Czech Republic. During the nine months ended September 30, 2016, capital expenditures in MDCS totaled $13.4 million. Approximately 38% of these capital expenditures are related to capacity expansion in China for the production of hot runner systems and related products and 27% is related to our continued expansion in the Czech Republic to consolidate manufacturing capacity.

Fluid Technologies (“Fluids”)

Our Fluids segment is a global manufacturer of products that are used in a variety of metalworking processes such as cutting, grinding, stamping and forming and high speed machining. The technology we provide is used in diverse global end markets such as aerospace, medical, automotive, industrial components and machinery, bearings, munitions, packaging, job shops, and glass and mirror production. We are an established market leader in synthetic and semi-synthetic metalworking fluids and offer a full line of innovative metalworking products. Our fluid technologies are essential to improving manufacturing operations by providing more machine uptime, producing more parts of higher quality in a shorter time. We sell fluids with advanced technologies that extend tool life, reduce coolant usage and improve productivity in metal removal and metal forming operations. Our fluids are often custom-designed to meet not only stringent performance, health, safety and environmental requirements based on innovative technology, but also for specific customer application and productivity needs.

Recent Developments

Debt Refinancing

On January 25, 2017, we announced that our wholly owned subsidiary, Milacron LLC, received notice that its new $947.0 million term loan facility with a maturity of September 28, 2023 has been allocated to lenders. We expect the new term loan facility, which will be implemented pursuant to an amendment of its existing term loan agreement, to be priced at 99.625% of the principal amount and bear interest at a rate of LIBOR plus 3.00% per annum, reducing to LIBOR plus 2.75% when our net total leverage is less than or equal to 3.50x (adjusted on a quarterly basis). The proceeds of the new term loan facility, together with cash on hand, are expected to be used to repay Milacron LLC’s existing $482.0 million term loan facility and its $464.4 million of outstanding 7.75% senior notes due 2021, as well as to pay fees and expenses associated with the refinancing transactions. In connection with the refinancing transactions, on January 13, 2017, a conditional notice of redemption was delivered to the holders of the 7.75% senior notes due 2021, which senior notes are expected to be redeemed on February 15, 2017.

The refinancing is anticipated to generate annual cash interest savings, after taxes, of approximately $19.0 million (calculated at current LIBOR rates), on a pro forma basis. As part of the refinancing transaction, we expect to incur cash fees and expenses of approximately $26.0 million (inclusive of debt extinguishment costs) for the quarter ended March 31, 2017.

The refinancing transaction is expected to close on February 15, 2017, and remains subject to documentation and customary closing conditions. As such, there is no assurance that the refinancing transaction will be completed on the terms described above or at all.

Preliminary Fiscal Quarter and Fiscal Year Ended December 31, 2016 Results

We are in the process of finalizing our financial results for the fiscal year ended December 31, 2016. Based on available information to date, we expect to report sales for the fiscal quarter ended December 31, 2016 of between $287.0 million and $289.0 million, compared to $306.3 million for the fiscal quarter ended December 31, 2015, and for the fiscal year ended December 31, 2016 of between $1,165.0 million and $1,167.0 million, compared to $1,179.5 million for the fiscal year ended December 31, 2015. Sales were negatively impacted by $4.5 million during the fiscal quarter ended December 31, 2016 as a result of unfavorable foreign currency movements. This foreign currency impact was $3.5 million higher than we anticipated due to the additional strengthening of the U.S. dollar during the quarter. We expect to report net income (loss) for the fiscal quarter ended December 31, 2016 of between $(15.9) million and $2.7 million, compared to $15.5 million for the fiscal quarter ended December 31, 2015, and for the fiscal year ended December 31, 2016 of between $13.4 million and $32.0 million, compared to $(38.8) million for the fiscal year ended December 31, 2015; Adjusted Net Income for the fiscal quarter ended December 31, 2016 of between $18.1 million and $34.5 million, compared to $33.5 million for the fiscal quarter ended December 31, 2015, and for the fiscal year ended December 31, 2016 of between $90.8 million and $107.2 million, compared to $98.2 million for the fiscal year ended December 31, 2015; and Adjusted EBITDA for the fiscal quarter ended December 31, 2016 of between $50.0 million and $53.0 million, compared to $58.9 million for the fiscal quarter ended December 31, 2015, and for the fiscal year ended December 31, 2016 of between $209.0 million and $212.0 million, compared to $213.4 million for the fiscal year ended December 31, 2015. We also anticipate having a cash balance of $130.0 million as of December 31, 2016, compared to $67.5 million as of December 31, 2015. The estimated fourth quarter and full-year financial data presented above within a range are preliminary, unaudited and based upon our estimates. In addition, such preliminary data are subject to the completion of our year-end financial and accounting closing procedures (which have yet to be performed) and should not be viewed as a substitute for full quarterly or annual financial statements prepared in accordance with GAAP. We have provided a range for the preliminary data described above primarily because our financial closing procedures for the fiscal quarter and fiscal year ended December 31, 2016 are not yet complete. All of the data presented above have been prepared by and are the responsibility of management. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to any of such data. This summary is not a comprehensive statement of our financial results for the periods and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments or other developments that may arise between now and the time the financial results for these periods are finalized.

For additional information regarding Adjusted Net Income and Adjusted EBITDA, see “Non-GAAP Financial Measures.” The following table sets forth a reconciliation of our estimated fourth quarter and full-year 2016 net (loss) income to estimated fourth quarter and full-year 2016 Adjusted EBITDA:

	Financial Results for the Three Months Ended December 31, 2016 is Expected to be Between	Financial Results for the Year Ended December 31, 2016 is Expected to be Between
(dollars in millions)	(unaudited)	(unaudited)
Net (loss) income(a)	$(15.9) - $2.7	$13.4 - $32.0
Amortization expense	7.8	31.3
Currency effect on intercompany advances(b)	5.7	(1.6)
Organizational redesign costs(c)	17.0	31.7
Long-term equity awards and shareholder fees(d)	1.9	7.1
Professional services(e)	1.7	4.2
Fair market value adjustments(f)	—	0.3
Annual effective tax rate adjustment(g)	(3.6) - (5.8)	(1.2) - (3.4)
Other	3.5	5.6

Adjusted Net Income	18.1 - 34.5	90.8 - 107.2
Income tax expense (benefit)(a)	9.3 - (4.1)	28.7 - 15.3
Interest expense, net	15.3	60.9
Depreciation expense	7.3	28.6

Adjusted EBITDA	$50.0 - $53.0	$209.0 - $212.0

(a)	Approximately $10.9 million of this variance relates to the potential release of valuation allowances of up to $10.9 million recorded against deferred tax assets as a result of restructuring initiatives in Europe. The actual amount of any such release of valuation allowances will not be known prior to the completion of our audit.

(b)	Non-cash currency effect on intercompany advances relates to advances in foreign currencies. The most significant exposure relates to the Canadian dollar pursuant to intercompany advances within the MDCS segment.

(c)	Organizational redesign costs relate to costs associated with exiting of product lines, the shutdown or relocation of facilities and the termination costs as a result of eliminated positions.

(d)	Long-term equity awards and shareholder fees include charges associated with stock-based compensation awards granted to certain executives and independent directors.

(e)	Professional fees relate to operational efficiency, strategic organizational initiatives, business development and other one-time advisory projects.

(f)	Non-cash fair market value adjustments relate to fair market value expense adjustments to inventory during the period.

(g)	The annual effective income tax rate adjustment primarily includes the impact to the tax provision utilizing the annual effective tax rate recomputed with anticipated tax rate reductions that have not been recognized for U.S. GAAP purposes as the Company is awaiting regulatory approval.

Risks Affecting Our Business

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described in “Risk Factors” appearing elsewhere in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2015 before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of the principal risks that we face.

•	Demand for our products is affected by general economic conditions, including our customers’ industries and capital expenditures, consumer spending trends and other macroeconomic conditions.

•	If the use of plastic declines, it could materially adversely affect our business, financial condition or results of operations.

•	We operate in highly competitive industries, many of which are currently subject to intense price competition, and if we are unable to compete successfully, it could have a material adverse affect on our business, financial condition or results of operations.

•	We may not be able to successfully implement strategic initiatives.

•	Increases in our cost structure or a disruption in our supply chain could have a material adverse effect on our operating results and cash flows.

•	Our significant international operations subject us to risks such as unfavorable political, regulatory, labor and tax conditions.

•	Our operations partly depend on the rate of economic development and growth in emerging markets.

•	We might not be able to timely develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business.

•	We may not be able to adequately protect our intellectual property and proprietary rights and our products could infringe on the intellectual property of others.

•	Our results of operations are subject to currency translation risk and currency transaction risk.

•	We may not be able to satisfy orders on a timely basis.

•	Our operations depend on our ability to maintain production at our facilities.

•	We have a history of net losses and may not maintain profitability in the future.

•	We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

•	Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

•	CCMP (as defined under “—Our Principal Stockholder”) will have a significant influence over us, and CCMP’s interests may be different from or conflict with those of our other stockholders.

Our Principal Stockholder

We were acquired by affiliates of CCMP Capital Advisors, LP (collectively referred to as “CCMP”) together with certain members of our management in April 2012 (the “CCMP Acquisition”). After this offering, CCMP is expected to own approximately 46.1% of our common stock (or 43.9% if the underwriters exercise their option to purchase additional shares in full). As a result, CCMP will be able to exert significant voting influence of fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Common Stock and this Offering—CCMP will have a significant influence over us, and CCMP’s interests may be different from or conflict with those of our other stockholders.”

CCMP is a leading global private equity firm specializing in buyout and growth equity investments in companies ranging from $250 million to more than $2 billion in size. CCMP’s founders have invested over $16 billion since 1984, which includes their activities at J.P. Morgan Partners, LLC (a private equity division of JPMorgan Chase & Co.) and its predecessor firms. CCMP was formed in August 2006 when the buyout and growth equity investment professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to commence operations as an independent firm. The foundation of CCMP’s investment approach is to leverage the combined strengths of its deep industry expertise and proprietary operating resources to create value by investing in three targeted industries—Industrials, Consumer/Retail and Healthcare.

Corporate Information

Milacron Holdings is a Delaware corporation. Milacron Holdings was incorporated on March 16, 2012. Our principal executive offices are located at 10200 Alliance Road, Suite 200, Cincinnati, Ohio 45242. Our telephone number at our principal executive offices is 513-487-5000. Our corporate website is www.milacron.com. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by the selling stockholders	12,000,000 shares (13,800,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	68,065,840 shares.

Option to purchase additional shares of common stock	The underwriters also have the option to purchase up to an additional 1,800,000 shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus, including from any exercise by the underwriters of their option to purchase additional shares. We will not receive any proceeds from the sale of shares of common stock offered pursuant to this prospectus, including from any exercise by the underwriters of their option to purchase additional shares. We will bear the costs, other than underwriting discounts and commissions and transfer taxes, associated with this offering in accordance with the Stockholders Agreement (as defined under “Description of Capital Stock—Registration Rights”). For more information about the selling stockholders, see “Principal and Selling Stockholders.” See also “Underwriting” and “Use of Proceeds” for additional information.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future; however, we may change this policy in the future. Present and future agreements may also limit our ability to pay dividends. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2015 incorporated by reference herein for a discussion of factors you should carefully consider before investing in our common stock.

NYSE symbol	“MCRN.”

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 68,065,840 shares outstanding as of September 30, 2016 and excludes:

•	5,597,188 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock, which have a weighted average exercise price of $9.43 per share (after giving effect to the adjustment made in connection with the cash dividend of approximately $145 million paid to holders of our common stock in May 2015);

•	29,274 restricted stock units; and

•	2,522,373 shares of common stock reserved for future grant under our 2015 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase up to 1,800,000 additional shares of common stock from the selling stockholders.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our summary historical financial and other data for the periods and as of the dates indicated. We derived our summary consolidated statements of operations data and statement of cash flows data for the years ended December 31, 2013, 2014 and 2015, and the balance sheet data as of December 31, 2015, from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015. The statements of operations and cash flows data for each of the nine month periods ended September 30, 2015 and 2016, and the balance sheet data as of September 30, 2016, were derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in management’s opinion, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” appearing elsewhere in this prospectus.

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
(Dollars in millions, except share and per share data)				(unaudited)
Statements of operations:
Sales	$1,028.8	$1,211.3	$1,179.5	$873.2	$877.6
Costs of sales	689.1	792.3	775.6	569.8	574.5

Manufacturing margins	339.7	419.0	403.9	303.4	303.1
Operating expenses:
Selling, general and administrative expenses	223.4	266.9	261.1	207.5	187.0
Amortization expense	47.6	44.2	35.9	27.3	23.5
Loss (gain) on currency translation	10.4	16.3	21.6	18.6	(8.3)
Other expense, net	4.0	6.5	13.5	12.0	4.1

Total operating expenses	285.4	333.9	332.1	265.4	206.3

Operating earnings	54.3	85.1	71.8	38.0	96.8
Interest expense, net	70.1	74.6	68.0	52.4	45.6
Loss on debt extinguishment	—	3.4	22.2	22.2	—

(Loss) earnings before income taxes	(15.8)	7.1	(18.4)	(36.6)	51.2
Income tax expense	8.9	22.0	20.4	17.7	21.8

Net (loss) earnings	(24.7)	(14.9)	(38.8)	(54.3)	29.4

Less: Net loss attributable to the noncontrolling interest	0.1	0.1	—	—	—

Net (loss) earnings attributable to Milacron Holdings Corp.	$(24.6)	$(14.8)	$(38.8)	$(54.3)	$29.4

Basic (loss) earnings per share(1)	$(0.55)	$(0.28)	$(0.65)	$(0.94)	$0.44
Diluted (loss) earnings per share(1)	$(0.55)	$(0.28)	$(0.65)	$(0.94)	$0.42

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
(Dollars in millions, except share and per share data)				(unaudited)
Weighted average shares outstanding:
Basic	44,773,560	52,189,580	59,925,776	57,529,038	67,389,370
Diluted	44,773,560	52,189,580	59,925,776	57,529,038	70,019,487

Select segment and geographic data:
Sales by segment:
APPT(2)	$585.7	$684.1	$680.8	$496.0	$503.8
MDCS(2)	314.9	398.4	383.5	289.3	288.9
Fluids	128.2	128.8	115.2	87.9	84.9

Statement of cash flows data:
Net cash provided by (used in) operating activities	$82.1	$37.6	$23.0	$(5.7)	$60.8
Net cash used in investing activities	(993.4)	(94.3)	(73.3)	(38.7)	(30.2)
Net cash provided by financing activities	964.8	41.2	41.6	41.6	3.6

Select supplemental data:
New orders(3)	$1,076.0	$1,230.4	$1,174.6	$900.2	$875.7
Backlog(4)	201.1	227.9	211.6	243.3	220.8
Adjusted EBITDA by segment(5):
APPT(2)	$59.2	$78.5	$85.8	$61.5	$61.4
MDCS(2)	88.4	116.9	121.3	89.5	94.6
Fluids	23.5	23.8	24.7	18.1	18.5
Corporate	(9.5)	(20.7)	(18.4)	(14.6)	(15.3)
Adjusted EBITDA(5)	161.6	198.5	213.4	154.5	159.2
Adjusted Net Income(5)	57.0	74.5	98.2	64.7	72.9
Capital expenditures	30.0	41.4	52.7	39.7	31.0

	December 31, 2015	September 30, 2016
(Dollars in millions)		(unaudited)
Balance sheet data:
Cash and cash equivalents	$67.5	$102.7
Accounts receivable, net	204.4	199.1
Inventories, net	238.9	252.1
Property and equipment, net	221.8	223.3
Total assets	1,696.3	1,731.5
Accounts payable	79.2	78.2
Advanced billings and deposits	39.7	48.8
Total debt and capital lease obligations, including current portion	939.7	941.1

(1)	Basic and diluted earnings (loss) per share are computed by dividing the net earnings (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

(2)

Effective January 1, 2016, the APPT segment includes our MPET product line that had previously been reported in the MDCS segment. This reclassification more closely reflects the change in management of this product line and its related growth opportunities. Prior year results have been reclassified to reflect the segment change. For the years ended December 31, 2013, 2014 and 2015 and for the nine months ended

September 30, 2015, the MPET product line had revenue of $5.6 million, $8.3 million, $6.8 million and $5.9 million and Adjusted EBITDA of $(3.4) million, $(2.5) million, $(1.2) million and $(0.5) million, respectively.

(3)	New orders represent the value of incoming purchase orders received for a period of time that may or may not have been shipped during the period. New orders are counted once we verify acceptance of price and terms and verify credit history and references.

(4)	Backlog represents the value of unfilled orders as of the applicable date. These unfilled orders are supported by a valid purchase order and price, terms and credit have been approved by us. All of our backlog is expected to be filled within the next twelve months and there are no seasonal or other aspects of our backlog that would impact filling the orders.

(5)	We prepare our financial statements in conformity with U.S. GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: Adjusted EBITDA and Adjusted Net Income. For a discussion of and important limitations on the usefulness of non-GAAP financial measures in this prospectus, see “Non-GAAP Financial Measures.”

The following table provides a reconciliation of net earnings (loss) attributable to Milacron Holdings Corp., the most comparable U.S. GAAP measure, to Adjusted Net Income and to Adjusted EBITDA for the periods presented.

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
(Dollars in millions)				(unaudited)	(unaudited)
Net (loss) earnings attributable to Milacron Holdings Corp.	$(24.6)	$(14.8)	$(38.8)	$(54.3)	$29.4
Amortization expense	47.6	44.2	35.9	27.3	23.5
Currency effect on intercompany advances(a)	10.0	13.8	23.3	19.6	(7.3)
Organizational redesign costs(b)	4.4	12.9	21.7	15.8	14.7
Long-term equity awards and shareholder fees(c)	5.0	5.5	22.9	23.4	5.2
Debt costs(d)	0.2	4.1	23.2	23.2	—
Acquisition integration costs(e)	2.0	4.0	3.7	3.2	—
Professional services(f)	2.8	3.6	5.2	4.3	2.5
Business combination costs(g)	2.9	1.1	0.4	—	0.3
Fair market value adjustments(h)	4.8	—	—	—	0.3
Annual effective tax rate adjustment(i)	—	—	—	—	2.4
Other(j)	1.9	0.1	0.7	2.2	2.2

Adjusted Net Income	57.0	74.5	98.2	64.7	72.9
Income tax expense	8.9	22.0	20.4	17.7	19.4
Interest expense, net	70.1	74.6	68.0	52.4	45.6
Depreciation expense	25.6	27.4	26.8	19.7	21.3

Adjusted EBITDA	$161.6	$198.5	$213.4	$154.5	$159.2

(a)	Non-cash currency effect on intercompany advances relates to advances in foreign currencies. The most significant exposure relates to the Canadian dollar pursuant to intercompany advances within the MDCS segment.

(b)	Organizational redesign costs in the year ended December 31, 2013 include $2.4 million of severance and $1.3 million related to the exit of a product line and the shutdown of facilities. Organizational redesign costs in the year ended December 31, 2014 include $3.4 million of termination costs as a result of eliminated positions, $3.6 million of costs for changes in the executive management team, $2.9 million of costs for the transition of positions to low-cost countries and $1.9 million of costs related to the shutdown of facilities. Organizational redesign costs in the year ended December 31, 2015 primarily included $9.3 million of costs related to relocating our facilities in Italy and Belgium to the Czech Republic, $4.4 million for termination costs as a result of eliminated positions, $3.7 million of costs related to the restructuring of Fluids in Europe, and $1.4 million of costs related to the shutdown of facilities. Organizational redesign costs in the nine months ended September 30, 2015 primarily included $3.8 million of severance and $2.9 million of one-time project costs related to relocating our facilities in Belgium and Italy to the Czech Republic, $3.3 million for termination costs as a result of eliminated positions, $2.8 million of costs related to the restructuring of Fluids in Europe, and $0.7 million of costs related to the restructuring of the procurement organization. Organizational redesign costs in the nine months ended September 30, 2016 primarily included $4.7 million for termination costs as a result of eliminated positions, $4.4 million of costs related to the shutdown of facilities, $0.5 million of costs related to relocating our facility in Belgium to the Czech Republic and $0.3 million of costs related to the restructuring of Fluids in Europe.

(c)	Long-term equity awards and shareholder fees include the charges associated with stock-based compensation awards granted to certain executives and independent directors and a cash advisory fee paid to CCMP. The cash advisory payment to CCMP ceased as of the effective date of our initial public offering in June 2015.

(d)	Debt costs incurred during the year ended December 31, 2014 included a $2.9 million loss on the early extinguishment of a portion of our senior secured notes due 2019 (the “Senior Secured Notes”). The loss consists of a $1.6 million premium paid for the early extinguishment and $1.3 million of previously deferred financing costs. In the year ended December 31, 2014, we also expensed $0.5 million of previously deferred financing costs and incurred $0.7 million of fees to increase the senior secured term loan facility due March 2020 (the “Term Loan Facility”). Debt costs incurred during the year ended December 31, 2015 included $22.2 million of debt extinguishment costs and $1.0 million of fees related to our senior secured term loan facility due September 2020 (the “New Term Loan Facility”). Debt costs incurred during the nine months ended September 30, 2015 included $22.2 million of debt extinguishment costs and $0.9 million of fees related to the New Term Loan Facility.

(e)	Acquisition integration costs in the year ended December 31, 2013 included costs incurred to fully integrate the acquisition of Mold-Masters Luxembourg Holdings S.à r.l. (“Mold-Masters”), including costs for travel and consulting services. Acquisition integration costs in the year ended December 31, 2014 were incurred to fully integrate the acquisition of Mold-Masters, Kortec Inc. (“Kortec”), TIRAD s.r.o (“TIRAD”) and certain other smaller acquisitions. Costs included travel, consulting services, restructuring associated with personnel changes and a branding study to integrate the acquired companies into Milacron. Acquisition integration costs in year ended December 31, 2015 included a $0.4 million gain for an adjustment to an accrued incentive payment and $1.7 million of costs to introduce the integration and new branding of all Milacron companies. In addition, acquisition integration costs in the year ended December 31, 2015 included $1.9 million of costs related to the Kortec, TIRAD and Mold-Masters acquisitions for product line integration and other strategic alignment initiatives. In the nine months ended September 30, 2015, we incurred $1.5 million of costs to introduce the integration and new branding of all Milacron companies. In addition, acquisition integration costs in the nine months ended September 30, 2015 included $1.5 million of costs related to the Kortec, TIRAD and Mold-Masters acquisitions.

(f)

Professional fees in the year ended December 31, 2013 included $2.8 million of costs related to operational efficiency, business development and other one-time advisory projects. Professional fees in the year ended

December 31, 2014 included $1.5 million related to one-time strategic organizational initiatives and $1.3 million related to certain advisory services for readiness initiatives associated with our initial public offering. Professional fees in the year ended December 31, 2015 included $2.8 million of fees for readiness initiatives associated with our initial public offering and $1.9 million of costs for strategic organizational initiatives. Professional fees in the nine months ended September 30, 2015 included $2.6 million of fees for readiness initiatives associated with our initial public offering and $1.0 million of costs for strategic organizational initiatives. Professional fees in the nine months ended September 30, 2016 included $2.5 million of costs for strategic organizational initiatives.

(g)	Business combination costs in the years ended December 31, 2013, 2014 and 2015 and in the nine months ended September 30, 2015 and 2016 relate to certain professional, audit and other fees related to the acquisitions of Mold-Masters, Kortec, TIRAD, and certain other smaller acquisitions.

(h)	Non-cash fair market value adjustments relate to fair market value expense adjustments to inventory during the period. For the year ended December 31, 2013, $4.8 million of non-cash expense was recorded related to acquisition accounting for the fair value of inventory as part of our acquisition of Mold-Masters. For the nine months ended September 30, 2016, non-cash fair market value expense was recorded related to our acquisition of CanGen Holdings Inc. (“CanGen”) in the fourth quarter of 2015.

(i)	The annual effective tax rate adjustment primarily includes the impact to the tax provision utilizing the annual effective tax rate recomputed with anticipated tax rate reductions that have not been recognized for U.S. GAAP purposes as the Company is awaiting regulatory approval. The reductions have historically been approved, or are expected to be approved, although there are no guarantees that the regulatory authorities will accept the Company’s applications. In addition, the adjustment includes the impact of interim and intra-period tax expense and benefits that are expected to reverse in subsequent periods as well as the tax benefit associated with reconciling net earnings (loss) to Adjusted Net Income.

(j)	Other costs in the year ended December 31, 2013 include a charge of $1.6 million related to environmental remediation required for the disposition of a building associated with a European facility. Other costs for the year ended December 31, 2015 included a $1.5 million non-cash gain related to the termination of a postretirement medical benefit plan and a non-cash charge of $2.2 million related to the impairment of certain trademarks. Other costs for the nine months ended September 30, 2015 include a non-cash charge of $2.2 million related to the impairment of certain trademarks. Other costs for the nine months ended September 30, 2016 includes $1.4 million related to the impairment of certain software licenses and the write-off of a $0.5 million non-trade receivable.

The following table provides a reconciliation of operating earnings, the most comparable U.S. GAAP measure, to Adjusted EBITDA for each of our segments.

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
(Dollars in millions)
Operating earnings:
APPT(a)	$30.7	$49.4	$55.3	$39.3	$36.5
MDCS(a)	32.2	59.7	52.1	34.1	73.0
Fluids	12.4	13.5	12.9	9.3	13.2
Corporate	(21.0)	(37.5)	(48.5)	(44.7)	(25.9)

Total operating earnings	54.3	85.1	71.8	38.0	96.8

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
(Dollars in millions)
Adjustments to operating earnings:
APPT:
Depreciation and amortization	$25.4	$22.6	$19.9	$14.9	$15.0
Net loss attributable to noncontrolling interest:	0.1	0.1	—	—	—
Fair market value adjustments(i)	—	—	—	—	0.3
Organizational redesign costs(c)	1.3	5.5	7.0	4.0	8.2
Acquisition integration costs(f)	—	0.3	1.2	0.9	—
Professional services(g)	1.5	0.5	0.2	0.2	0.1
Other(j)	0.2	0.1	2.2	2.2	1.4
Currency effect on intercompany advances(b)	—	—	—	—	(0.1)

Total APPT Adjustments	28.5	29.1	30.5	22.2	24.9
MDCS Adjustments:
Depreciation and amortization	36.4	39.9	35.7	26.8	25.1
Fair market value adjustments(i)	4.8	—	—	—	—
Organizational redesign costs(c)	2.0	1.7	8.3	7.2	3.0
Acquisition integration costs(f)	0.8	1.8	1.7	1.7	—
Professional services(g)	0.5	0.3	0.3	0.3	0.1
Other(j)	1.6	—	—	—	0.1
Currency effect on intercompany advances(b)	10.1	13.5	23.2	19.4	(6.7)

Total MDCS Adjustments	56.2	57.2	69.2	55.4	21.6
Fluids Adjustments:
Depreciation and amortization	11.1	8.9	6.7	5.0	4.1
Other(j)	—	—	—	—	0.6
Organizational redesign costs(c)	—	1.4	5.0	3.7	0.6
Professional services	—	—	0.1	0.1	—

Total Fluids Adjustments	11.1	10.3	11.8	8.8	5.3
Corporate Adjustments:
Depreciation and amortization	0.3	0.2	0.4	0.3	0.6
Business combination costs(h)	2.9	1.1	0.4	—	—
Organizational redesign costs(c)	1.1	4.3	1.4	0.9	2.9
Acquisition integration costs(f)	1.2	1.9	0.8	0.6	—
Professional services(g)	0.8	2.8	4.6	3.7	2.3
Debt costs(e)	0.2	0.7	1.0	1.0	—
Other(j)	0.1	—	(1.5)	—	0.1
Long-term equity options and shareholder fees(d)	5.0	5.5	22.9	23.4	5.2
Currency effect on intercompany advances(b)	(0.1)	0.3	0.1	0.2	(0.5)

Total Corporate Adjustments	11.5	16.8	30.1	30.1	10.6
Adjusted EBITDA :
APPT	59.2	78.5	85.8	61.5	61.4
MDCS	88.4	116.9	121.3	89.5	94.6
Fluids	23.5	23.8	24.7	18.1	18.5
Corporate	(9.5)	(20.7)	(18.4)	(14.6)	(15.3)

Total Adjusted EBITDA	$161.6	$198.5	$213.4	154.5	159.2

(a)	Effective January 1, 2016, the APPT segment includes our MPET product line that had previously been reported in the MDCS segment. This reclassification more closely reflects the change in management of this product line and its related growth opportunities. Prior year results have been reclassified to reflect the segment change. For the years ended December 31, 2013, 2014 and 2015 and for the nine months ended September 30, 2015, the MPET product line had operating losses of $3.4 million, $2.5 million, $1.2 million and $0.5 million, respectively.

(b)	Non-cash currency effect on intercompany advances primarily relates to advances in foreign currency exchange rates within the MDCS segment. The most significant exposure relates to the Canadian dollar pursuant to intercompany advances associated with the acquisition of Mold-Masters within the MDCS segment.

(c)	Organizational redesign costs in the year ended December 31, 2013 include $2.4 million of severance for individuals within the respective segments, $0.7 million related to the exit of a product line in MDCS and $0.6 million for the shutdown of facilities in APPT. As incurred at the respective segments, organizational redesign costs in the year ended December 31, 2014 totaled $3.4 million for salary and severance costs as a result of eliminated positions, $3.6 million for costs related to changes in the executive management team, $2.9 million for costs related to the transition of positions to low-cost countries and $1.9 million for costs due to the shutdown of facilities. Organizational redesign costs in APPT and MDCS segments in the year ended December 31, 2015 included $4.3 million and $5.0 million for costs related to relocating our facilities in Italy and Belgium to the Czech Republic, respectively. As incurred at the respective segments, organizational redesign costs in the year ended December 31, 2015 included $4.4 million for termination costs as a result of eliminated positions. Organizational redesign costs for Fluids during the year ended December 31, 2015 included $3.7 million of severance and one-time project costs related to restructuring in Europe. In the nine months ended September 30, 2015, organizational redesign costs in the APPT and MDCS segments included $2.0 million and $4.7 million for costs related to relocating our facilities in Italy and Belgium to the Czech Republic, respectively. As incurred at the respective segments, organizational redesign costs in the nine months September 30, 2015 included $3.3 million for termination costs as a result of eliminated positions. Organizational redesign costs for Fluids during the nine months ended September 30, 2015 included $2.8 million of severance and one-time project costs related to restructuring in Europe. Organizational redesign costs in the nine months ended September 30, 2016 included $4.4 million of costs related to the shutdown of facilities in APPT, $0.5 million of costs related to relocating our facility in Belgium to the Czech Republic in MDCS and $0.3 million of costs related to the restructuring of Fluids in Europe. In the nine months ended September 30, 2016, organizational redesign costs across all segments included $4.7 million for termination costs as a result of eliminated positions.

(d)	Long-term equity awards and shareholder fees include the charges associated with stock-based compensation awards granted to certain executives and independent directors and a cash advisory fee paid to CCMP. The cash advisory payment to CCMP ceased as of the effective date of our initial public offering in June 2015.

(e)	Debt costs incurred during the year ended December 31, 2014 included $0.7 million of fees to increase the Term Loan Facility. Debt costs incurred during the year ended December 31, 2015 included $1.0 million of fees related to the New Term Loan Facility. Debt costs incurred during the nine months ended September 30, 2015 included $0.9 million of fees related to the New Term Loan Facility.

(f)

Acquisition integration costs relate to costs incurred to fully integrate the acquisition of Mold-Masters, Kortec, TIRAD and certain other smaller acquisitions. Costs include travel, consulting services, restructuring associated with personnel changes and a branding study to integrate the acquired companies into Milacron. Acquisition integrations costs in the year ended December 31, 2013 included costs incurred to fully integrate the acquisition of Mold-Masters, including costs for travel and consulting services. Acquisition integration costs in the year ended December 31, 2014 were incurred to fully integrate the acquisitions of Mold-Masters, Kortec, TIRAD and certain other smaller acquisitions. Costs included travel, consulting services, restructuring associated with personnel changes and a branding study to integrate the acquired companies into Milacron. Acquisition integration costs for MDCS in the year ended December 31, 2015 included a $0.4 million gain for an adjustment to an accrued incentive payment and $1.8 million related to the Kortec, TIRAD and Mold-Masters acquisitions for product line integration and other strategic alignment initiatives. Both APPT and Corporate acquisition integration costs for the year ended December 31, 2015 included $0.7 million of one-time costs to introduce the integration and new branding of all Milacron companies, respectively. Acquisition integration costs for MDCS in the nine months ended September 30, 2015 include $1.5 million related to the Kortec, TIRAD and Mold-Masters acquisitions for product line integration and other strategic alignment initiatives. In addition, APPT and Corporate acquisition integration costs for the nine months ended September 30, 2015 include $0.7 million and $0.6 million of one-time costs to introduce the integration and new branding of all Milacron companies, respectively.

(g)	In the year ended December 31, 2013, professional fees of $1.5 million related to APPT for operational efficiency projects and $0.5 million related to MDCS and $0.8 million related to Corporate for business development and other one-time advisory projects. In the year ended December 31, 2014, Corporate’s professional fees include $1.3 million for readiness initiatives associated with our initial public offering and $1.5 million related to one-time strategic organizational initiatives. Professional fees incurred by Corporate in the year ended December 31, 2015 included $2.0 million of costs for strategic organizational initiatives and $2.6 million of costs for readiness initiatives associated with our initial public offering. Professional fees incurred by Corporate in the nine months ended September 30, 2015 included $2.4 million for readiness initiatives related to our initial public offering. In addition, professional fees incurred by Corporate in the nine months ended September 30, 2015 included $0.9 million of costs for strategic organizational initiatives. Professional fees incurred by Corporate in the nine months ended September 30, 2016 included $2.5 million of costs for strategic organizational initiatives.

(h)	Business combination costs relate to certain professional, audit and other fees related to the acquisitions of Mold-Masters, Kortec, TIRAD, and certain other smaller acquisitions.

(i)	Non-cash fair market value adjustments relate to fair market value (income) / expense adjustments to inventory during the period. Subsequent to March 2013, MDCS recorded $4.8 million of non-cash expense related to acquisition accounting for the fair value of inventory as part of our acquisition of Mold-Masters in March 2013. For the nine month period ended September 30, 2016, non-cash fair market value adjustments relate to acquisition accounting for the fair market value of inventory as part of our acquisition of CanGen in the fourth quarter of 2015.

(j)	Other costs within the MDCS segment in the year ended December 31, 2013 include a charge of $1.6 million related to environmental remediation required for the disposition of a building associated with a European facility. Other costs in APPT for the year ended December, 31 2015 included a non-cash charge of $2.2 million related to the impairment of certain trademarks. Other costs in Corporate for the year ended December 31, 2015 included a $1.5 million non-cash gain related to the termination of a postretirement medical benefit plan. Other costs for APPT for the nine months ended September 30, 2015 included a non-cash charge of $2.2 million related to the impairment of certain trademarks. Other costs for APPT for the nine months ended September 30, 2016 includes $1.4 million related to the impairment of certain software licenses. Other costs for Fluids for the nine months ended September 30, 2016 includes the write-off of a $0.5 million non-trade receivable.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2015 and other filings we make with the SEC. We believe the risks described below and incorporated by reference herein are the risks that are material to us as of the date of this prospectus. If any of the following risks or the risks incorporated by reference herein occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Common Stock and this Offering

Our stock price might fluctuate significantly, which could cause the value of your investment in our common stock to decline, and you might not be able to resell your shares at a price at or above the public offering price.

Since our initial public offering in June 2015, the price of our common stock, as reported by the NYSE, has ranged from a low of $11.56 on February 3, 2016 to a high of $21.46 on September 17, 2015. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein, and other factors beyond our control. Factors affecting the trading price of our common stock could include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly and annual financial and operating results and in our prospects;

•	variations in financial and operating results and prospects of similar companies;

•	introduction of new services or strategic actions, such as acquisitions or restructurings, by us, our competitors or our customers;

•	issuance of new, negative or changed securities analysts’ reports or recommendations or estimates;

•	investor perceptions of us and the industries in which we or our customers operate;

•	sales, or anticipated sales, of our stock, including sales by existing stockholders, and the termination or expiration of lock-up agreements with our management and stockholders;

•	additions or departures of key personnel;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	legal, regulatory or political developments;

•	stock-based compensation expense under applicable accounting standards;

•	litigation and governmental investigations; and

•	changing economic conditions in the United States and globally.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

Future sales of our common stock or securities convertible into or exchangeable for common stock could depress the market price of our common stock.

We and all of our existing stockholders may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. This includes 12,000,000 shares of common stock that the selling stockholders are selling in this offering, or 13,800,000 shares if the underwriters exercise their option to purchase additional shares in full, which may be resold immediately in the public market. Our directors, executive officers and CCMP will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale—Rule 144.” As of December 31, 2016, we had 500,000,000 shares of common stock authorized and 68,473,561 shares of common stock outstanding. After this offering and upon expiration of the lock-up agreements, and after the holding period requirements of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), have elapsed, approximately an additional 37,864,814 shares will be eligible for sale in the public market.

CCMP and certain of our other stockholders (and certain permitted transferees thereof) have registration rights with respect to the common stock they hold. These shares may be sold in the public market; however, the shares held by CCMP and certain other stockholders are subject to a 60-day lock-up period.

The underwriters may, in their sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Subject to the terms of the lock-up agreements, we also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Any such issuance could result in substantial dilution to our existing stockholders. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Any decline in the price of shares of our common stock could impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the NYSE rules. Following our initial public offering, the requirements of these rules and regulations have increased and will continue to significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, making some activities more difficult, time-consuming or costly, and may also place undue strain on our personnel, systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act requires, among other things, that we maintain disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We have documented our internal controls and are in the process of testing these controls in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”). Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit, as of the end of our fiscal year ended December 31, 2016, the effectiveness of those controls. Both we and our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement.

Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, adequate internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ liability insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of the NYSE rules, will be significantly curtailed.

We do not anticipate paying any dividends for the foreseeable future.

We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. However, the payment of future dividends will be at the discretion of our board of directors (the “Board”), subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends and other considerations that our Board deems relevant. Our debt agreements limit the amounts available to us to pay cash dividends, and, to the extent that we require additional funding, sources may prohibit the payment of a dividend. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in our senior secured facilities, our 7.75% senior notes due 2021 and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows.

After the consummation of this offering, we will no longer qualify as a “controlled company” within the meaning of the NYSE rules.

Following this offering, CCMP will no longer control a majority of the voting power of our outstanding common stock and we will no longer qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE. Pursuant to the requirements of NYSE’s listing rules, within one year after we cease to be a controlled company, our compensation committee and governance and nominating committee must be composed entirely of “independent directors” (as defined by NYSE listing rules) and a majority of our board of directors must consist of independent directors. These two committees are currently comprised entirely of independent directors and a majority of our board of directors currently consists of independent directors; however, if we were to utilize the exemptions made available under NYSE’s rules for controlled companies, then during the phase-in period granted by NYSE’s listing rules you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE rules regarding corporate governance, which could make our common stock less attractive to some investors or otherwise harm our stock price.

CCMP will continue to have significant influence over us, and CCMP’s interests may be different from or conflict with those of our other stockholders.

After the consummation of this offering, CCMP will collectively beneficially own 46.1% of our outstanding common stock, or 43.9% of our outstanding common stock if the underwriters fully exercise their option to purchase additional shares. As a consequence, CCMP will be able to exert a significant degree of influence or actual control over our management and affairs and will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of CCMP might not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder.

CCMP makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. CCMP may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities might not be available to us. Our organizational documents contain provisions renouncing any interest or expectancy held by our directors affiliated with CCMP in certain corporate opportunities. Accordingly, the interests of CCMP may supersede ours, causing CCMP or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of CCMP and inaction on our part could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Full-time investment professionals of CCMP currently occupy three seats on our Board. Since CCMP could invest in entities that directly or indirectly compete with us, when conflicts arise between the interests of CCMP and the interests of our stockholders, these directors may not be disinterested.

Provisions of our corporate governance documents and Delaware law could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. Among others, these provisions include:

•	our ability to issue preferred stock without stockholder approval;

•	a classified board of directors so not all directors are elected at one time;

•	the requirement that our stockholders may not act without a meeting except with unanimous written consent of the Board;

•	requirements for advance notification of stockholder nominations and proposals contained in our bylaws;

•	the absence of cumulative voting for our directors; and

•	requirements for stockholder approval of certain business combinations.

Additionally, we opted out of Section 203 of the Delaware General Corporation Law (the “DGCL”) which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Our second amended and restated certificate of incorporation provides that we will not be governed by Section 203 of the DGCL until there occurs a transaction following the consummation of which CCMP or its affiliates holds beneficial ownership of less than 5% of the voting power of our then outstanding common stock. The existence of the foregoing provision could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. Examples of forward-looking statements include, but are not limited to, statements we make regarding (1) our belief that our cash and cash equivalents, cash flow from operations and borrowings under our senior secured asset-based revolving credit facility and other foreign lines of credit will provide us adequate cash to fund the operating needs, working capital, capital expenditure, debt service and other requirements for our business for the foreseeable future; (2) estimated capital expenditures for future periods; and (3) estimated cost savings and opportunities to drive margin improvements.

The forward-looking statements contained in or incorporated by reference in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus and the documents incorporated by reference into this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements, including the risks and uncertainties discussed in this prospectus under the headings “Risk Factors” and in the documents we incorporate by reference. We believe these factors include, but are not limited to:

•	demand for our products being significantly affected by general economic conditions;

•	any decline in the use of plastic;

•	the competitiveness of the industries in which we operate and the financial resources of our competitors;

•	our ability to successfully develop and implement strategic initiatives to increase cost savings and improve operating margins;

•	increases in our cost structure, including the cost of raw materials, components and parts and any disruption in our supply chain;

•	unfavorable international political, regulatory, labor and tax conditions;

•	the rate of economic development and growth in emerging markets;

•	our exposure to currency translation risk and currency transaction risk;

•	our ability to develop new products and respond to technological changes in our industry;

•	the effect of business disruptions, security threats and security breaches;

•	our ability to adequately protect our intellectual property and proprietary rights;

•	our inability to convert backlog and open orders into revenue;

•	our inability to satisfy orders on a timely basis and maintain production at our facilities;

•	the failure of our products to perform and meet customer requirements or expectations;

•	potential responsibilities and costs under environmental laws;

•	work stoppages or unionization activities;

•	tax uncertainties and limits on our ability to use our net operating loss carryforwards;

•	downturns in the economy and disruptions in the financial and credit markets;

•	our ability to maintain and enhance our brand and reputation;

•	potential responsibilities and costs under anti-corruption statutes and U.S. regulations;

•	the catastrophic loss of one of our key manufacturing facilities;

•	our substantial indebtedness;

•	significant operating and financial restrictions under our credit agreements and indentures;

•	risks related to our capital structure and ownership; and

•	other factors that are described in “Risk Factors” and in the documents we incorporate by reference.

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. We caution you therefore against relying on these forward-looking statements.

Any forward-looking statement made by us in this prospectus and in the documents incorporated herein by reference speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares. For more information about the selling stockholders, see “Principal and Selling Stockholders.”

DIVIDEND POLICY

We do not intend to pay cash dividends on our common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ debt agreements. The declaration and payment of dividends also is subject to the discretion of our Board and depends on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board, and will take into account:

•	restrictions in our debt instruments, including our New Term Loan Facility, our senior secured asset-based revolving credit facility and the indenture governing our 7.75% senior notes due 2021;

•	general economic business conditions;

•	our financial condition, results of operations and cash flows;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us;

•	legal restrictions; and

•	such other factors as our Board may deem relevant.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “MCRN” since June 25, 2015. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock on NYSE.

	High	Low
2015
Second Quarter (from June 25, 2015)	$20.44	$19.06
Third Quarter	$21.46	$14.28
Fourth Quarter	$19.07	$12.33
2016
First Quarter	$16.74	$11.56
Second Quarter	$18.50	$13.85
Third Quarter	$17.69	$13.52
Fourth Quarter	$19.32	$12.43
2017
First Quarter (through January 27, 2017)	$19.25	$18.33

The closing price of our common stock as of January 27, 2017 was $18.54 per share.

On January 27, 2017, we had approximately 33 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. The number of record holders also does not include stockholders whose shares may be held in trust by other entities.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Compensation Discussion and Analysis

This section discusses the principles underlying the material components of our executive compensation program for our executive officers who are named in the Summary Compensation Table and the factors relevant to an analysis of these policies and decisions. For the year ended December 31, 2016, our “named executive officers” (sometimes referred to as our NEOs) included our principal executive officer, our principal financial officer, and our only other executive officer, as well as our former Chief Operating Officer—MDCS and Fluids.

Name	Title
Thomas Goeke (1)	Chief Executive Officer
Bruce Chalmers	Chief Financial Officer
John Gallagher III (2)	Former Chief Operating Officer—MDCS and Fluids (until May 15, 2016)
Ronald Krisanda (3)	President & Chief Operating Officer

(1)	Mr. Goeke served as President and Chief Executive Officer until April 26, 2016. He continues to serve as Chief Executive Officer.
(2)	Mr. Gallagher left the Company on May 15, 2016.
(3)	Mr. Krisanda previously served as Chief Operating Officer of Advanced Plastic Processing Technologies. On April 26, 2016, he was appointed President and Chief Operating Officer of the Company.

Executive Summary

2016 Business Highlights & Performance

Milacron is a global leader in the manufacture, distribution and service of highly engineered and customized systems within the plastic technology and processing industry. We are the only global company with a full-line product portfolio that includes hot runner systems, injection molding, blow molding and extrusion equipment. We maintain strong market positions across these products, as well as leading positions in process control systems, mold bases and components, MRO supplies and fluid technology. Our 2016 financial performance is indicative of the meaningful progress we have made to strengthen and better position Milacron.

2016 Compensation Actions

The following summarizes the key compensation decisions for our NEOs for fiscal 2016:

•	Base salary: Three of our NEOs received base salary increases based on an assessment of their individual performance, consideration of internal alignment of base salary levels and reference to market pay levels and our compensation philosophy.

•	Annual Incentive Bonus: In alignment with our pay for performance philosophy, our NEOs are eligible to receive annual incentive bonuses based on the achievement of specified performance goals.

•	Long-Term Incentive Awards: In connection with his appointment as President and Chief Operating Officer in April 2016, Mr. Krisanda received an equity award allocated approximately equally

(based on grant date value) between stock options and restricted stock. The stock options vest ratably over four years and the restricted shares cliff vest on the third anniversary of the grant date. No equity awards were granted to our other NEOs as they received an 18-month equity award upon the close of our initial public offering, or IPO, in June 2015 (intended to cover the remainder of 2015 and 2016).

Corporate Governance and Best Practices

Despite only having been a public company for less than two years, we believe that our executive compensation program is already designed to follow best practices and align the interests of our executives with the long-term interests of our stockholders, as summarized below:

What We Do

✓	Pay for Performance	Consistent with goal of creating a performance-oriented environment, pay is based on the achievement of specific strategic and financial goals.

✓	Stock ownership and retention policy	Our Chief Executive Officer and other NEOs must hold at least 5x and 3x base salary in company stock, respectively. They are also required to hold at least 50% of after-tax shares received from equity awards until this requirement is met.

✓	Compensation recoupment (clawback) policy	Pursuant to the 2015 Equity Incentive Plan, we allow recovery of annual and long-term incentive compensation based on achievement of financial results that were subsequently restated.

✓	Receive advice from independent compensation consultant	Our compensation consultant (Pearl Meyer) provides no other services to the Company.

What We Don’t Do

X	No supplemental executive retirement plans for NEOs	Consistent with focus on performance-oriented environment; reasonable and competitive retirement programs are offered.

X	No change in control excise tax gross-ups	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests.

X	No discounted stock options, reload stock options or stock option re-pricing without stockholder approval	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests.

X	No short-term trading, short sales, transactions involving derivatives, hedging or pledging transactions for executive officers and non-employee directors	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests.

Say on Pay Advisory Vote

In 2016 we conducted our first advisory say on pay vote, which was approved by 99.8% of our shareholders. We value feedback from our shareholders on our compensation programs and welcome input. Our Compensation Committee has considered the favorable results of our say on pay vote and determined that our current executive compensation program appropriately aligns the interests of our executives with those of our stockholders and has not made any changes to our executive compensation program. We will continue to monitor feedback from our shareholders and intend to solicit outreach as appropriate on our programs.

Executive Compensation Program Philosophy and Objectives

Our compensation program is intended to directly support the achievement of specific annual, longer-term and strategic goals of the business, while aligning the interests of our NEOs with the interests of our stockholders. Our compensation program is designed to provide a balanced program that rewards financial and individual results that support the Company’s strategic plan, with a focus on performance-based compensation. The program’s strong pay-for-performance alignment is an important part of our continuing commitment to enhancing long-term stockholder value. We also believe that stockholders are best served when we are able to attract and retain high caliber executive talent. To that end, we offer a fixed base salary, an annual bonus plan as well as a long-term equity component of our overall compensation package.

The main objectives of our program include:

•	Creation of Long-Term Value: Linking NEO long-term incentive awards and annual bonuses with increases in stockholder value.

•	Motivating Executives: Incentivizing executives to be accountable for achievement of our strategic and financial objectives.

•	Retention and Attraction: Retaining and attracting critical management by offering market competitive levels of compensation and incentive upside opportunity.

To achieve these objectives, we have structured a compensation program that provides our executives with the following:

Pay Element	Form	Purpose
Base Salary	Cash (Fixed)	Reflects position, responsibilities, competitive market rates, strategic importance of the position and individual experience.

Annual Performance Bonus Plan	Cash (Variable)	Rewards achievement of specified levels of Adjusted EBITDA, unlevered free cash flow and budgeted revenues, as determined by our Compensation Committee.

Long-Term Incentives	Equity (Variable)	Rewards outstanding performance with incentives that focus our executive team on creating stockholder value over the long-term.

We believe this mix of short- and long-term incentives allows us to achieve our goals of attracting, retaining and motivating our top executives. We believe that by providing a substantial portion of our NEOs’ total compensation package in the form of equity-based awards through stock option and restricted stock grants, we are able to create an incentive to build stockholder value over the long-term and closely align the interests of our NEOs to those of our stockholders by incentivizing our NEOs to produce stockholder value. We have adhered to this philosophy historically and intend to continue to do so going forward on a more consistent and regular basis as the company matures. Additionally, our annual performance-based bonus is also contingent upon the achievement of financial performance metrics and the amount of compensation ultimately received for these awards vary with our annual financial performance, thereby providing an additional incentive to maximize stockholder value. We believe that this philosophy has been successful by motivating, retaining and incentivizing our NEOs and providing value to our stockholders.

While we began to assess peer group compensation data in 2015, our compensation philosophy provides for adjustments tailored to individual and corporate performance for the year, roles unique in the marketplace, as well as special circumstances and the need to attract and retain critical talent. Therefore, the Compensation Committee considers available compensation data for executives at the peer companies, but also recognizes the need for adjustments to set appropriate compensation targets for each NEO.

Generally, our total direct compensation (sum of base salary, annual bonus and long-term incentives) is performance-based with market data used as a reference point. The Compensation Committee believes this construct results in a fair level of pay for target performance, and an above-market opportunity if the executive team builds share value in a sustainable way. In general, we target cash compensation (base salary and annual bonus) around the median of our market and compensation peer group, taking into account the relative responsibilities of our executives. In general, we target long-term incentives between the median and up to the 75th percentile of our market and compensation peer group to encourage the sustainability of the business and drive long-term stockholder value creation. Actual total compensation in any given year may be above or below the target level based on individual and corporate performance.

Compensation Decision Making Process

The Compensation Committee

Our executive compensation programs are determined and approved by our Compensation Committee. During 2016, the Compensation Committee was responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. None of our NEOs are members of the Compensation Committee or otherwise have any role in determining the compensation of our other NEOs, although the Compensation Committee does consider the recommendations of our Chief Executive Officer in setting compensation levels for our executive officers other than himself and works closely with our NEOs in establishing compensation targets and performance goals, as described in further detail below. The Compensation Committee determined all of the components of compensation of our Chief Executive Officer. Our Board reviewed the Compensation Committee’s recommendations for the compensation of our Chief Executive Officer and the non-executive chairman’s assessment of the Chief Executive Officer’s performance and approved his final compensation.

The Role of Management

The Compensation Committee, composed solely of independent directors, is ultimately responsible for making executive compensation decisions for our NEOs. The Compensation Committee, does, however, work closely with its independent compensation consultant and management to examine pay and performance matters throughout the year.

Each year, the members of management establish a budget, which is approved by the Board of Directors. The budget establishes revenue targets and other performance-related goals, which gives the Compensation Committee a basis for reviewing and setting the goals and objectives related to the compensation of our NEOs. During this review, the Compensation Committee considers the balance between short-term cash compensation and long-term incentives, evaluates the performance of our NEOs in light of established goals and objectives and considers our prior performance and sets the compensation levels of our NEOs based on that evaluation. The Compensation Committee also uses peer group data to determine appropriate total direct compensation levels (consisting of base salary, annual bonus and long-term incentives) for our NEOs, as discussed below. Finally, in making subjective evaluations of the overall performance of NEOs, the Compensation Committee considers our NEOs’ performance from the perspective of our core values, which include practicing integrity, driving innovation, operational excellence, developing employees, and environmental stewardship.

The Chief Executive Officer and the Chief Human Resources Officer (“CHRO”) may also provide the Compensation Committee with additional analyses and recommendations that reflect such factors as level of experience, time in the position and applicable skill set, although neither the Chief Executive Officer nor CHRO makes recommendations with respect to the Chief Executive Officer’s compensation.

Compensation Consultant

We have engaged Pearl Meyer & Partners (“Pearl Meyer”) as our independent advisor to the Compensation Committee from time to time since 2012 to consult on our compensation programs. During 2016 Pearl Meyer provided advice with respect to market competitive compensation programs for executives. After careful consideration, we have concluded that Pearl Meyer is “independent” pursuant to all stock exchange and SEC guidance.

Compensation Benchmarking Data and Pay Mix

Prior to our IPO in 2015, the Compensation Committee had not historically “benchmarked” our compensation levels, other than on an ad hoc basis. However, in conjunction with our IPO, in early 2015 our Compensation Committee, with assistance from Pearl Meyer, conducted a review of our compensation program. Compensation for our NEOs was benchmarked to a public company peer group as adopted by our Compensation Committee in the second quarter of 2015. This compensation peer group remained unchanged in 2016 and the review conducted, and comparative data reviewed, in 2015 was used by our Compensation Committee as a factor in determining 2016 base salary adjustments and considering the size of Mr. Krisanda’s 2016 equity grants. The peer group consists of the following 24 technology and tooling companies with revenues of approximately 1/3x to 3x of our revenues:

Actuant Corporation	ESCO Technologies Inc.	Middleby Corp.
Altra Industrial Motion Corp.	Generac Holdings Inc.	Mueller Industries Inc.
Badger Meter Inc.	Graco Inc.	Nordson Corporation
Barnes Group Inc.	Hillenbrand, Inc.	RBC Bearings Inc.
Chart Industries Inc.	IDEX Corporation	Rexnord Corporation
CLARCOR Inc.	Kennametal Inc.	Tennant Company
Donaldson Company, Inc.	Lennox International, Inc.	TriMas Corporation
EnPro Industries, Inc.	Lincoln Electric Holdings Inc.	Watts Water Technologies, Inc.

The purpose of this review was to assess competitive compensation practices and a variety of other factors. The Compensation Committee reviewed compensation data provided by Pearl Meyer and also considered our position in our life cycle for determining the mix between cash compensation and equity-based awards, the appropriate size of equity-based awards in light of the IPO and the need to retain the key leadership team following the IPO. Going forward, the Compensation Committee generally intends to target base salaries near the median of our compensation peer group. We also intend to target annual and long-term incentives near the median and up to the 75th percentile of our compensation peer group, with ultimate values based on individual and corporate performance. As a result, actual total compensation in any given year may be above or below the targeted level based on individual and corporate performance.

We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our NEOs’ compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances.

Elements of Compensation—At a Glance

For 2016, our compensation program for our NEOs consisted of:

•	base salary;

•	annual performance-based cash awards; and

•	long-term equity based incentive awards.

We also provide market competitive severance protections, along with a few other benefits generally provided to our employee population, but these items are not the focus of our compensation program nor do they make up a significant portion of the overall compensation provided to our NEOs.

Elements of Compensation—Details

Base Salary

We provide an annual base salary to our NEOs to induce talented executives to join or remain with our Company, to compensate them for their services during the year and to provide them with a stable source of income. For 2016, each of our NEOs, except Mr. Chalmers, was party to an employment agreement which set his minimum level of annual base salary. Mr. Chalmers had an employment letter that established an initial annualized base salary level. For more information regarding the current terms and conditions of our NEOs’ employment, see “—Employment and Severance Agreements.”

The base salary levels of our NEOs are reviewed annually by our Compensation Committee to determine whether an adjustment is warranted. The Compensation Committee may take into account numerous factors in making its determination, none of which are dispositive or individually weighted, including the NEO’s relative importance and responsibilities, the NEO’s performance and periodic reference to comparable salaries paid to other executives of similar experience in our industry in general and in our compensation peer group.

The following changes were made to base salaries for 2016:

•	Mr. Goeke’s annual base salary was increased to $855,000 in April 2016, a merit increase of 3% reflective of his individual performance. This salary increase resulted in Mr. Goeke’s target total cash opportunity (base salary plus target annual bonus) between the median and 75th percentile relative to our compensation peer group.

•	Mr. Chalmers’ annual base salary was increased to $400,000 in April 2016 reflecting an increase of 7% in consideration of his individual performance. This salary increase resulted in Mr. Chalmers’ target total cash opportunity near the median relative to our compensation peer group.

•	Mr. Krisanda’s annual base salary was increased to £388,500 in April 2016, in recognition of his appointment as President and Chief Operating Officer. Mr. Krisanda’s responsibilities exceed those generally found in the Chief Operating Officer role. Thus, at this time, his target total cash opportunity is positioned in the top quartile relative to our compensation peer group. This positioning reflects his diverse global responsibilities as well as his accomplishments.

The base salaries paid to our NEOs during 2014, 2015 and 2016 are reported in the “2016 Summary Compensation Table” below. The annual base salaries in effect for each of our NEOs as of December 31, 2015 and December 31, 2016 are as follows:

Name	2015 Annual Salary	2016 Annual Salary	% Increase
Thomas Goeke	$830,000	$855,000	3.01%
Bruce Chalmers	$375,000	$400,000	6.67%
John Gallagher III	$600,000	$600,000	0.00%
Ronald Krisanda	£370,000	£388,500	1.05%

Annual Performance-Based Cash Awards (Bonus Plan)

We provide our NEOs with annual performance-based cash award opportunities linked to our annual financial performance pursuant to a bonus plan (the “Bonus Plan”).

The target annual performance-based cash award opportunity for each eligible executive is set as a percentage of annualized base salary (i.e., actual base salary paid during 2016). The target annual performance-based cash award amounts were determined by our Compensation Committee, and generally reflect the executive’s position and market conditions. Target bonus opportunity for our NEOs in 2016 was 100% of base salary for Mr. Goeke, 75% of base salary for Mr. Gallagher, 75% of base salary for Mr. Krisanda and 60% of base salary for Mr. Chalmers. Mr. Gallagher was ineligible for a payout for 2016 after he left the Company in May 2016.

Under the Bonus Plan, awards payable for 2016 to our NEOs will be based on the achievement of the Company’s budgeted unlevered free cash flow, revenue and Adjusted EBITDA. The unlevered free cash flow measure will be weighted 20%, the revenue measure will be weighted 30% and the Adjusted EBITDA measure will be weighted 50%. A minimum level of Adjusted EBITDA of $220.0 million for 2016 has to be achieved in order for any bonus to be funded under the Bonus Plan.

The Compensation Committee chose revenue and Adjusted EBITDA as objective financial incentive target goals for the Bonus Plan since such goals, when set at the appropriate level, are intended to encourage growth in a prudent fashion. Unlevered free cash flow was added as a measure in 2016 to increase the focus on working capital metrics among other strategic objectives. Revenue performance levels are determined in accordance with U.S. GAAP. For a discussion of Adjusted EBITDA see “Non-GAAP Financial Measures—Adjusted EBITDA.” Unlevered free cash flow is defined for purposes of the Bonus Plan as Adjusted EBITDA plus/minus the change in working capital minus other cash expenditures (e.g. restructuring expenses) minus capital expenditures.

Depending on our level of achievement of the unlevered free cash flow, revenue and Adjusted EBITDA performance targets, our NEOs could earn 0% of their target bonus opportunity for below threshold performance, 50% of their target bonus opportunity for achievement of threshold performance, and 100% of their target bonus opportunity for achievement of target performance. There is no cap on the percentage of target bonus opportunity for the achievement of above-target performance, with the exception of Mr. Goeke who has a cap of 200% of base salary.

There is no adjustment of the objectively determined bonus payout based on individual performance. Actual bonus payouts are based on the below formula:

Annualized Salary	X	Target Bonus %	X	1. Adjusted EBITDA Performance Factor (50% x Adjusted EBITDA Payout)	+	2. Revenue Performance Factor (30% x Revenue Payout)	+	3. Unlevered Free Cash Flow Performance Factor (20% x Unlevered Free Cash Flow Payout)	=	Actual Bonus

In addition, a minimum level of Adjusted EBITDA of $220.0 million for fiscal 2016 has to be achieved in order for any bonus to be payable under the Bonus Plan. As of the filing of this prospectus, 2016 bonus amounts had not yet been determined.

Long-Term Equity Based Incentive Awards

We provide our NEOs with long-term equity incentive awards from time to time, consisting generally of stock options and restricted stock. We believe that equity awards are an important element of our compensation program because they align the interests of our executives with those of our stockholders and incentivize the achievement of our long-term value creation.

We considered market annual long-term incentive grant values as a reference point in determining the IPO grant values for our NEOs and Mr. Krisanda’s 2016 equity award in connection with his appointment as President and Chief Operating Officer.

In connection with his appointment as President and Chief Operating Officer in April 2016, Mr. Krisanda received an equity award with the grant date value allocated approximately equally between stock options and restricted stock. The stock options vest ratably over four years and the restricted shares cliff vest on the third anniversary of the grant date.

No equity awards were granted to our other NEOs as they received an 18-month equity award upon the close of our IPO in June 2015. The award was intended to cover the remainder of fiscal year 2015 after the IPO and all of fiscal year 2016. The IPO grant for our NEOs, other than Mr. Krisanda, was delivered approximately 75% in stock options and 25% in restricted stock, measured based on grant date value. Mr. Krisanda’s IPO grant was made 100% in stock options. Stock options vest ratably over four years and restricted stock cliff vests on the third anniversary of the grant date.

Additional Executive Benefits and Perquisites

We provide our NEOs with certain executive benefits that the Compensation Committee believes are reasonable and in the best interests of the Company and its stockholders but do not constitute a significant portion of the overall compensation program. The Compensation Committee, in its discretion, may revise, amend or add to an officer’s executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies based on our expertise and knowledge of general industry practices.

Retirement Plan Benefits. We do not sponsor a defined benefit retirement plan as we do not believe that such a plan best serves the needs of our employees or the business at this time. However, we do sponsor a qualified defined contribution (401(k)) retirement plan. The qualified plan is available to all eligible employees located in the United States, including our NEOs located in the United States, and permits participants to make contributions up to the maximum limits allowable under the Internal Revenue Code of 1986, as amended (the “Code”) and provides for Company contributions on a discretionary basis only. For 2016, we made a discretionary matching contribution to employees’ accounts based upon their deferral elections for the previous fiscal year. We provided the matching contribution to all of our NEOs other than Mr. Krisanda. Employee contributions vest immediately. Company contributions vest over a three-year period. For our employees located in the United Kingdom we also offer a workplace defined contribution pension plan and make contributions on behalf of such employees into this plan. Mr. Krisanda participates in a private retirement plan that mirrors the plan offered to our employees in the United Kingdom.

Health and Welfare Benefits. Our NEOs have the option to participate in various employee welfare benefit programs, including medical, dental and life insurance benefits. These benefit programs are generally available to all employees.

Relocation Assistance. Our business needs require us on occasion to relocate certain employees. To meet this need, we may, on a case by case basis, cover certain expenses, including temporary housing, relocation, living and travel expenses. None or our NEOs received relocation assistance in 2016.

Perquisites. We historically provided certain of our NEOs with a limited automobile allowance. In 2016, Mr. Goeke and Mr. Chalmers received a one-time payment for the termination of the automobile allowance and to replace the full value of the car lease previously provided by the Company. This benefit will not be provided going forward.

In addition, from time to time, we have covered certain personal travel expenses and related tax gross-ups for our NEOs. No such benefits were provided to our NEOs during 2016. No other perquisites are provided to our NEOs.

Severance Benefits

We are party to employment agreements with each of our NEOs except Mr. Chalmers. We entered into an employment offer letter and, effective June 5, 2015, a severance agreement with Mr. Chalmers. The employment agreements provide for severance and other benefits which are designed to provide economic protection so that an executive can remain focused on our business without undue personal concern in the event that his position is eliminated or, in some cases, significantly altered by the Company, which we believe is particularly important in light of the executives’ leadership roles at the Company. The Compensation Committee believes that providing severance or similar benefits is common among similarly-situated executives in the technology and tooling industry generally and remains important in recruiting and retaining key executives. The employment agreements and offer letter we have entered into with our NEOs are described in further detail in the narrative following the Summary Compensation Table. For more information regarding the potential payments and benefits that would be provided to our NEOs in connection with certain terminations of their employment on December 31, 2016, see “—Potential Payments Upon Termination or Change in Control.”

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, on a going-forward basis we plan on taking into account whether a particular form of compensation will be deductible under Section 162(m) of the Code (“Section 162(m)”). Section 162(m) generally limits the deductibility of compensation paid to our NEOs (other than our Chief Financial Officer) to $1 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earliest of (1) the expiration of the plan or agreement, (2) a material modification of the plan or agreement, (3) the issuance of all employer stock and other compensation that has been allocated under the plan, or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the IPO (the “Transition Date”). After the Transition Date, rights or awards granted under the plan, other than options and stock appreciation rights, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals.

Going forward, our intent generally is to design and administer executive compensation programs in a manner that is intended to preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive program (including future equity awards and annual bonuses granted under the Bonus Plan to our NEOs as described above) would satisfy the requirements for exemption from the $1 million deduction limitation. However, we have not adopted a policy that all compensation must be deductible and reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable and consistent with the goals of the Company and its stockholders.

Stock Ownership Guidelines

Our executives and non-employee directors are subject to stock ownership guidelines to directly align their interests with those of our stockholders. Executives and non-employee directors are required to own Company stock with a dollar value equal to a multiple of their base salary and Board cash retainer, respectively:

•	Chief Executive Officer: 5x Salary

•	Other NEOs: 3x Salary

•	Other Executives Reporting Directly to our NEOs: 1x Salary

•	Non-Employee Directors: 3x Board cash retainer

Executives and non-employee directors have five years to achieve the stock ownership guidelines. Until the stock ownership guidelines are achieved, executives and non-employee directors must hold 50% of shares realized from the vesting or exercise of shares received in respect of any equity awards, determined on an after-tax basis.

Clawback Policy

Our 2015 Equity Incentive Plan provides that equity will be clawed back in certain circumstances, including:

•	termination for cause;

•	the Compensation Committee’s determination that an executive that left the Company for any other reason breached material terms of restrictive covenants (such as a non-competition or confidentiality agreement) in his employment agreement or other grant agreements; or

•	an accounting restatement.

The clawback policy for termination for cause and for breach of restrictive covenants after termination for any other reason will apply at any time within one year after the date on which an executive exercises a stock option or stock appreciation right, on which a full value equity award, such as restricted stock or restricted stock units, vests or becomes payable, or on which a cash performance award is paid. If compensation were clawed back, the executive would be required to pay the Company any gain realized in connection with any of the awards noted above.

If an executive receives compensation (whether a stock option, cash performance award or otherwise) based on financial statements that are subsequently required to be restated in any way that would have decreased the value of such compensation, the executive will be required to forfeit and repay to the Company the difference between what the executive received and what the executive should have received based on the accounting restatement.

The Company intends to modify this policy to the extent required under Section 954 of the Dodd Frank Act when final rules are promulgated.

Anti-Hedging Policy

As part of our Policy on Insider Trading and Communications with the Public, all of our employees, including our NEOs, as well as our directors and consultants, are prohibited from engaging in speculative transactions in our stock, including short sales, puts/calls, hedging transactions and margin accounts or pledges.

2016 Summary Compensation Table

The following table sets forth certain information with respect to compensation earned by our NEOs for each of our last three completed fiscal years.

Name and Principal Position	Year	Salary ($)	Stock Awards($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(4)	Total ($)
Thomas Goeke	2016	846,667	—	—		94,839	941,506
Chief Executive Officer	2015	817,500	1,062,500	3,103,464	415,380	3,000	5,401,844
	2014	780,000	—	—	487,103	30,804	1,297,907

Bruce Chalmers	2016	391,667	—	—		92,119	483,786
Chief Financial Officer	2015	356,250	225,000	657,208	107,043	90,898	1,436,399
	2014	300,000	—	860,640	85,627	14,718	1,260,985

John Gallagher III	2016	300,000	—	47,640		936,366	1,284,006
Former Chief Operating Officer, MDCS and Fluids	2015	600,000	281,260	821,505	229,999	—	1,932,764
	2014	600,000	—	3,155,680	162,163	1,700	3,919,543

Ron Krisanda (3)	2016	473,398	549,992	550,707		4,193	1,578,290
President and Chief Operating Officer	2015	533,597	—	1,095,340	200,685	5,010	1,834,632
	2014	508,886	—	229,504	187,877	5,295	931,562

(1)

The amounts shown in the “Stock Awards” and “Option Awards” columns represent the aggregate grant date fair value of restricted stock and stock options, respectively, granted to our NEOs, calculated pursuant to FASB ASC Topic 718, excluding the effect of any estimated forfeitures. See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of the relevant assumptions used in calculating these amounts, other than with respect to the grant date fair value of Mr. Krisanda’s stock options granted in 2016. The grant date fair value of this award was calculated based on an underlying price and exercise price of $18.13, a 6.25 year expected term, 42% volatility, a 1.59% interest rate and a 0% dividend yield rate. For Mr. Gallagher, the amounts shown in the “Option Awards” column for 2016 also include the incremental fair value of the option awards held by him that were modified in connection with his resignation, as described in further detail under the heading “—Employment and Severance Agreements” below, calculated pursuant to FASB ASC Topic 718 as of the modification date. No amount has been included with respect to the modifications to the restricted stock awards held by Mr. Gallagher in connection with his termination of employment given that our stock price had decreased from the date of grant to the date his employment terminated.

(2)	The amounts reported in this column for 2014 and 2015 represent the annual cash performance-based bonuses earned by our NEOs pursuant to the achievement of certain Company performance objectives.” The amount of 2016 annual cash performance-based bonuses have not been determined as of the date of this prospectus. It is expected that the amount of these bonuses will be determined following the completion of the Company’s annual financial audit in the first quarter of 2017.

(3)	Mr. Krisanda’s cash compensation was paid in British Pounds. His 2016 compensation has been converted to U.S. dollars based on a conversion rate of £0.810892 per $1.00 USD as of December 31, 2016; his 2015 cash compensation has been converted to U.S. dollars based on a conversion rate of £0.67867226 per $1.00 USD as of December 31, 2015; and his 2014 cash compensation has been converted to U.S. dollars based on a conversion rate of £0.642136928516153 per $1.00 USD as of December 31, 2014.

(4)	The amounts shown in the All Other Compensation column for 2016 include the following:

	401(k) Match ($)	Private Retirement Plan Contribution ($)(a)	Car Allowance ($)(b)	Severance Payments ($)(c)
Thomas Goeke	7,950	—	86,889	—
Bruce Chalmers	5,230	—	86,889	—
John Gallagher III	7,950	—	—	928,416
Ron Krisanda	—	4,193	—	—

(a)	This column represents contributions to a private retirement plan for Mr. Krisanda’s benefit.

(b)	This column represents the one-time payment for the termination of the company car program, replacing the full value of a car lease that was previously provided by the Company.

(c)	Severance for Mr. Gallagher includes $900,000 in cash severance payments and $128,416 for COBRA payments that or are payable in connection with his resignation, as described in further details under the heading “—Employment and Severance Agreements” below. As described in further detail under the heading “—Employment and Severance Agreements” below, Mr. Gallagher will also be entitled to a prorated amount of his 2016 annual bonus, based on actual audited year-end results for 2016.

2016 Grants of Plan-Based Awards

The following table summarizes plan-based awards granted to our NEOs for the year ended December 31, 2016.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Grant Date	Threshold ($)(1)	Target($)(1)	Maximum ($)(1)	Stock Awards: Number of Shares of Stock or Units(#)(2)	Option Awards: Number of Shares Underlying Options(#)(3)	Exercise or Base Price of Option Awards ($/SH)	Total Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas Goeke	Bonus Plan		423,333	846,667	1,693,333
Bruce Chalmers	Bonus Plan		117,500	235,000	n/a
John Gallagher III	Restricted Stock and Option Modification								47,640
	Bonus Plan		225,000	450,000	n/a
Ron Krisanda(5)	Bonus Plan		177,524	355,049	n/a
	Stock Option Grant	4/26/2016					70,513	18.13	550,707
	Restricted Stock Award	4/26/2016				30,336			549,992

(1)	Represents the threshold, target and, for Mr. Goeke, maximum amounts they could be paid under the Bonus Plan based on the corresponding levels of achievement of Company performance goals under the Bonus Plan, with threshold and target bonus opportunities based on a percentage of each of our NEO’s annual base salary. Our NEOs are also eligible to receive annual bonuses in excess of the target amounts listed above for achievement of applicable Company performance goals in excess of target levels and our NEOs other than Mr. Goeke are not subject to a cap on the maximum amount they may be paid, as further described above in “—Elements of Compensation—Details—Annual Performance-Based Cash Awards (Bonus Plan).” The amount of 2016 annual bonuses will be determined following the completion of the Company’s annual financial audit.

(2)	Represents the number of shares of restricted stock granted to Mr. Krisanda during 2016. The restricted stock award will vest in full on the third anniversary of the grant date, subject to his continued service.

(3)	Represents the number of shares subject to stock option awards granted to Mr. Krisanda during fiscal 2016. Mr. Krisanda’s stock options will vest as to 25% of the shares on each of the first four anniversaries of the grant date, subject to his continued service.

(4)	The amounts shown reflect the aggregate grant date fair value of restricted stock and stock options granted to our NEOs in 2016, calculated in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures. See Note 15 to the Consolidated Financial Statements included in our Annual Report on form 10-K for the year ended December 31, 2015 for a discussion of the relevant assumptions used in calculating these amounts. For Mr. Gallagher, the amounts shown reflect the incremental fair value of the option awards that were modified in connection with his resignation, as described in further detail under the heading “—Employment and Severance Agreements” below, calculated pursuant to FASB ASC Topic 718 as of the modification date. All amounts represent potential future income calculated for financial reporting purposes; actual amounts recognized by the named executive officers may be materially different depending on, among other things, the Company’s stock price performance and the period of service of the executive.

(5)	Mr. Krisanda’s cash compensation is paid in British Pounds. His threshold and target bonus amounts have been converted to U.S. dollars at the December 31, 2016 exchange rate of £0.810892 per $1.00 USD.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment and Severance Agreements

Thomas Goeke

We entered into an amended and restated employment agreement with Thomas Goeke on June 24, 2015. Mr. Goeke’s contract period will be valid through September 20, 2017 and will automatically renew on an annual basis thereafter, unless either party provides notice of at least six months prior to the expiration date. The agreement provides that Mr. Goeke will receive an initial annualized base salary of $830,000. The agreement also provides for an annual bonus payment for Mr. Goeke determined by the board of directors or a committee thereof based on performance goals established with respect to each particular year with the threshold, target and maximum bonus level set at a percentage of his annualized base salary. Mr. Goeke’s agreement also contains standard confidentiality provisions and non-solicitation and non-competition covenants that run for a period of 18 months following the date of termination.

Bruce Chalmers

We entered into an offer letter with Bruce Chalmers on October 30, 2013 and a severance agreement, effective June 5, 2015. The offer letter provides that Mr. Chalmers will receive an initial annualized base salary of $300,000. The offer letter also provides that Mr. Chalmers will be eligible to participate in the Bonus Plan with a target bonus level set at a percentage of his annualized base salary. Pursuant to the offer letter and a related stock option award agreement, Mr. Chalmers was granted an option to purchase 159,450 shares of our common stock at a price of $9.41 per share. Mr. Chalmers’s severance agreement is described below and contains standard confidentiality provisions and non-solicitation and non-competition covenants that run for a period of 18 months following the date of termination.

Ron Krisanda

We entered into an employment agreement with Ron Krisanda on March 20, 2013. Mr. Krisanda’s contract is valid until either party provides at least 12 months’ notice of termination. The agreement provides that Mr. Krisanda will receive an initial annualized base salary of £315,000. Mr. Krisanda also received a one-time signing bonus of £30,000 in 2013. Mr. Krisanda’s agreement provides for an annual bonus payment for Mr. Krisanda determined in accordance with the Bonus Plan with a target bonus level set at a percentage of his annualized base salary. Mr. Krisanda’s agreement contains customary restrictive covenants, including confidentiality provisions and non-solicitation and non-competition covenants that run for a period of up to 12 months following the date of termination, subject to reduction for any periods of garden leave, up to 6 months.

John Gallagher III

John Gallagher III resigned from the Company on May 15, 2016. Pursuant to the terms of his employment agreement, dated April 25, 2014, he became entitled to receive cash severance payments equal to the following:

•	18 months of his annual base salary as then in effect; plus

•	the pro-rated amount of his annual bonus for the year of termination, based on actual audited year-end results for such year and payable when bonuses are normally paid to employees; plus

•	up to 18 months of the full cost of health insurance under COBRA.

In connection with Mr. Gallagher’s resignation, the Company amended the outstanding restricted stock award agreement with Mr. Gallagher, dated June 24, 2015, to provide that 3,907 shares of restricted stock awarded under the agreement vested on the date of Mr. Gallagher’s resignation, with the remaining 10,156 unvested shares of restricted stock awarded being forfeited. Prior to this amendment all 14,063 shares of restricted stock covered by this agreement would have been forfeited as a result of his resignation. The Company has also amended the outstanding nonqualified stock option award agreement with Mr. Gallagher, dated November 27, 2012, to allow for post-resignation vesting as to 23,982 stock options which would otherwise have been forfeited as a result of his resignation, such that 11,991 stock options vested on November 27, 2016 and 11,991 stock options will now vest on November 27, 2017, with all such post-resignation vesting being subject to Mr. Gallagher’s continued compliance with the restrictive covenant obligations in his employment agreement. The non-qualified stock option award agreement with Mr. Gallagher, dated May 1, 2014, was already fully vested at the time of his resignation and, as provided in his employment agreement, the stock options subject to that agreement will remain exercisable until their May 1, 2024. All stock options granted under the non-qualified stock option award agreement with Mr. Gallagher, dated June 24, 2015, were unvested and were forfeited as a result of his resignation in accordance with the terms of the award agreement.

Each of Messrs. Goeke, Chalmers, and Krisanda are also entitled to certain payments upon their termination as described below under “—Potential Payments Upon Termination or Change in Control.”

2016 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by our NEOs as of December 31, 2016.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Thomas Goeke	6/24/2015	86,980	260,942	(2)	20.00	6/24/2025
	3/28/2013	104,705	—		6.64	3/28/2023
	10/4/2012	407,395	—		6.64	10/4/2022
	10/4/2012	407,394	—		6.64	10/4/2022
	6/24/2015						53,125	(3)	989,719

Bruce Chalmers	6/24/2015	18,419	55,259	(2)	20.00	6/24/2025
	4/30/2014	159,450	—		6.64	4/30/2024
	6/24/2015						11,250	(3)	209,588

John Gallagher III	5/1/2014	584,650	—		6.64	5/1/2024
	11/27/2012	47,962	11,991	(4)	6.64	11/27/2022

Ron Krisanda	4/26/2016	—	70,513	(2)	18.13	4/26/2026
	4/26/2016						30,336	(3)	565,160
	6/24/2015	30,699	92,097	(2)	20.00	6/24/2025
	8/6/2014	42,520	—		6.64	8/6/2024
	5/8/2013	297,640	—		6.64	5/8/2023

(1)	Amounts are based on the fair market value of our common stock of $18.63, which was the closing price of our common stock on December 30, 2016 as reported on the NYSE.

(2)	These options will vest in equal annual installments of 25% of the shares over a 4-year period on each anniversary of the grant date.

(3)	These awards will vest on the third anniversary of the grant date.

(4)	The final 11,991 options of this award will vest on November 27, 2017 per the amended award agreement as part of Mr. Gallagher’s departure.

Option Exercises and Stock Vested in 2016

	Option Awards(1)		Stock Awards(1)
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Thomas Goeke	—	—	—	—

Bruce Chalmers	—	—	—	—

John Gallagher III	—	—	3,907	60,207

Ron Krisanda	—	—	—	—

(1)	The number of shares acquired and the value realized on exercise or vesting have not been reduced to reflect any NEO’s use of share withholding to pay the exercise price of options or to satisfy tax obligations in connection with the option exercise or the vesting of restricted stock.

(2)	The amounts shown in this column reflect the value of the vested shares based on the closing price of our common stock on the trading day immediately prior to the vesting date.

Pension Benefits

We do not provide our NEOs benefits pursuant to any defined benefit pension plan or other supplemental retirement programs.

Nonqualified Deferred Compensation

In the year ended December 31, 2016, our NEOs received no nonqualified deferred compensation and had no deferred compensation benefits.

Potential Payments Upon Termination or Change in Control

In this section, we describe payments that may be made to our NEOs upon several events of termination, assuming the termination occurred as of the last day of December. None of our NEOs were eligible to receive any payments or accelerated benefits in connection with a change in control.

Cash Benefits

Our NEOs are entitled to the following cash severance under their respective employment agreements or, with respect to Mr. Chalmers, his severance agreement. Mr. Gallagher resigned during 2016 and his cash severance is addressed separately above under “—Employment and Severance Agreements—John Gallagher III.”

If Mr. Goeke’s employment is terminated either by us without “cause” (other than by reason of death or “disability”) or by Mr. Goeke for “good reason”, Mr. Goeke will receive cash severance payments equal to the following, subject to his execution of a release of claims:

•	200% of his annual base salary as then in effect; plus

•	200% of the greater of (i) his annual bonus for the year prior to the date of termination or (ii) his annual bonus for the year of termination calculated at the target level; plus

•	the pro-rated amount of his annual cash bonus for the year of termination, based on actual audited year-end results for such year and payable when bonuses are normally paid to employees; plus

•	any annual bonus earned, but unpaid, for the year immediately preceding the year in which the termination date occurs; plus

•	18 months of the cost of health insurance under COBRA.

If Mr. Goeke’s employment is terminated by reason of death or “disability”, he will receive a cash severance payment equal to a pro-rata bonus for the year of termination, based on actual audited year-end results for such year and payable when bonuses are normally paid to employees, in addition to any annual bonus earned, but unpaid, for the year immediately preceding the year in which the termination date occurs.

If Mr. Chalmers’ employment is terminated either by us without “cause” (other than by reason of death or “disability”) or by Mr. Chalmers for “good reason”, Mr. Chalmers will receive cash severance payments equal to the following, subject to his execution of a release of claims:

•	18 months of his annual base salary as then in effect; plus

•	to the extent provided in the Company’s bonus plan for the year of termination, the pro-rated amount of his annual cash bonus for the year of termination, based on actual audited year-end results for such year and payable when bonuses are normally paid to employees; plus

•	any annual bonus earned, but unpaid, for the year immediately preceding the year in which the termination date occurs; plus

•	18 months of the cost of health insurance under COBRA.

If Mr. Chalmers’ employment is terminated by reason of death or “disability”, he will receive a cash severance payment equal to any annual bonus earned, but unpaid, for the year immediately preceding the year in which the termination date occurs.

If Mr. Krisanda’s employment is terminated either by us without “cause” (other than by reason of death or disability) or by Mr. Krisanda for “good reason” (as such terms are defined in his employment agreement), Mr. Krisanda will receive a cash severance payment equal to the following, subject to his execution of a release of claims:

•	six months of his annual base salary as then in effect; plus

•	if less than 12 months prior written notice of termination is given by the Company to Mr. Krisanda, an amount equal to the annual base salary that he would have been entitled to during the remainder of the notice period.

For purposes of the employment agreement with Mr. Goeke, “cause” generally means: (a) a material breach of the agreement or any Company policy, (b) conviction or plea of no contest to certain crimes, (c) willful misconduct which is or could reasonably be expected to be materially injurious to the Company’s business reputation or finance condition, or (d) intentional acts involving dishonesty or violence which is or could reasonably be expected to be materially injurious to the Company’s business reputation or financial condition.

For purposes of Mr. Chalmers’ severance agreement, “cause” means termination of Mr. Chalmers’ employment because: (a) he has committed a deliberate and premeditated act against the interests of the Company, (b) his conviction, plead guilty or nolo contendere to a felony or crime involving moral turpitude, (c) his failure to perform or neglect of material duties incident to his employment or other engagement with the Company on a regular basis that has continued for a period of twenty days after written notice by us, (d) his chronic absence from work, (e) his refusal to obey a lawful resolution or direction by the Board which is consistent with the duties incident to his employment that has continued for more than twenty days after written notice, (f) his breach of any material term of the severance agreement or certain other agreements that he is a party to, or (g) his unlawful use or possession of illegal drugs or habitual drunkenness on the Company’s premises.

For purposes of Mr. Krisanda’s employment agreement, “cause” means, if Mr. Krisanda: (a) is guilty of any gross misconduct affecting the business of the Company, (b) commits any serious or repeated breach or non-observance of any of the provisions of his employment agreement or the articles of association, by-laws or constitution of the Company, (c) refuses or neglects to comply with any reasonable and lawful directions of the Board, (d) is, in the reasonable opinion of the Board, seriously negligent or incompetent, (e) acts in any manner which in the opinion of the Board is likely to bring disrepute upon himself or the Company or is materially adverse to the interests of the Company, (f) is charged with or convicted of any offense in any jurisdiction (other than certain traffic offenses), (g) is declared bankrupt or makes any arrangement with or for the benefit of his creditors, (h) is disqualified from acting as a director or resigns as a director with the prior written consent of the Board, or (i) ceases to be eligible to work in the United Kingdom.

For purposes of Mr. Goeke’s employment agreement, “good reason” means termination by Mr. Goeke based on any of: (a) a material reduction in his base salary, unless agreed to in writing, (b) delivery by us of a notice of non-renewal of his employment term, (c) a material reduction in the authority, duties, or responsibilities of Mr. Goeke, (d) a requirement for Mr. Goeke to report to a corporate officer or employee rather than directly to our Board, (e) a change in the geographic location where Mr. Goeke is required to perform his duties of more than 100 miles (one way) from the current headquarters in Cincinnati, Ohio, other than required travel, or (f) any other action or inaction that constitutes a material breach by us of the agreement.

For purposes of Mr. Chalmers’ severance agreement, “good reason” means termination by Mr. Chalmers based on: (a) any material reduction in his annual base salary, other than a less than 10% reduction applicable to Company executives generally, (b) a material reduction in his authority, duties, or responsibilities, or (c) he is required to relocate to a different principal place of business that is located more than 100 miles (one way) away from the Company’s headquarters in Cincinnati, Ohio.

For purposes of Mr. Krisanda’s employment agreement, “good reason” means a material reduction in his base salary without the written consent of Mr. Krisanda.

Equity Benefits

Each of our NEOs hold stock option and restricted stock awards that were granted in connection with our IPO in 2015 under the 2015 Equity Incentive Plan. Mr. Krisanda was also granted stock options and restricted stock awards in 2016. Unvested stock options will be forfeited upon termination for any reason. Vested stock options will be exercisable at any time prior to the earliest of the expiration date or (a) one year following termination due to death or disability, (b) 90 days following termination of employment other than for cause, death or disability, or (c) the date of termination due to termination for “cause.” Unvested restricted stock will be forfeited upon termination for any reason. Mr. Gallagher resigned during 2016 and the treatment of his equity awards is addressed separately under “—Employment and Severance Agreements—John Gallagher III.”

The table below shows the estimated value of the severance benefits that each of our NEOs who were employed by us at the end of 2016 would have been entitled to receive if they were terminated by us without cause or by the named executive officer for good reason. The table below assumes that such termination occurred on December 31, 2016 and that payments were made under the employment or severance agreements then in effect. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below.

Termination without Cause or for Good Reason

Name	Cash Severance Pay($)		Benefits ($)(1)
Thomas Goeke	4,266,667	(2)	29,199
Bruce Chalmers	835,000	(3)	34,961
Ron Krisanda	718,653	(4)

(1)	Represents the estimated value of the COBRA premiums for 18 months.

(2)	Represents a cash severance payment equal to 200% of his annual base salary, plus 200% of his annual bonus calculated at the target level and the pro-rated amount of his annual cash bonus for the year of termination, based on actual audited year-end results, which, for purposes of calculating the estimated value of his severance benefits as of December 31, 2016, is assumed to be 100% of his target annual cash bonus.

(3)	Represents a cash severance payment equal to 18 months of his annual base salary, and the pro-rated amount of his annual cash bonus for the year of termination, based on actual audited year-end results, which, for purposes of calculating the estimated value of his severance benefits as of December 31, 2016, is assumed to be 100% of his target annual cash bonus.

(4)	Mr. Krisanda is entitled to receive a cash severance payment equal to 6 months of his annual base salary and, if less than 12 months prior written notice of termination is given by the Company to Mr. Krisanda, an amount equal to the annual base salary that he would have been entitled to receive had he remained employed through the end of the notice period. The amount listed in the table above represents 6 months of his annual base salary and 12 months pay in lieu of notice.

Director Compensation

During 2016, all of our non-employee directors received cash compensation for their services as directors. Certain directors were also granted restricted stock unit awards. The compensation program for 2016 included:

• Annual Board Cash Fee:	$60,000 paid quarterly
• Annual Board Cash Fee for Non-Executive Chairman:	$250,000 paid quarterly
• Annual Committee Chairman Cash Fee
• Audit Committee Chairman:	$18,000 paid quarterly
• Compensation Committee Chairman:	$12,500 paid quarterly
• Nominating and Corporate Governance Committee Chairman:	$10,000 paid quarterly
• Annual Restricted Stock Unit/Cash Award:	$60,000
• Annual Restricted Stock Unit Award for Non-Executive Chairman:	$250,000

Directors who are not full-time investment professionals of CCMP or employees of AIMCo received a restricted stock unit award, while the other directors received cash in lieu of the restricted stock unit award. Mr. Boots received a restricted stock unit award with a grant date value of $250,000 and Messrs. Davis, Gentilcore, and Kratochvil received a restricted stock unit award with a grant date value of $60,000. These restricted stock unit awards will vest on March 4, 2017, subject to their continued service through that time. Messrs. Brenneman, McFadden, Ridout, and Walsh will receive a cash payment of $60,000 in lieu of the restricted stock unit award, which will be paid in early 2017, subject to their continued service through that time.

The following table sets forth certain information with respect to cash compensation paid to our directors for 2016 service and restricted stock unit awards granted to our directors in 2016.

Name	Fees Earned or Paid in Cash ($)	Restricted Stock Unit Awards ($)(1)	Total ($)
Ira Boots	250,000	250,000	500,000
Greg Brenneman	130,000	—	130,000
Waters Davis	60,000	60,000	120,000
James Gentilcore	60,000	60,000	120,000
James Kratochvil	78,000	60,000	138,000
Mark McFadden	120,000	—	120,000
James Ridout	120,000	—	120,000
Timothy Walsh	132,500	—	132,500

(1)	As required by SEC rules, amounts shown present the aggregate grant date fair value of restricted stock unit awards granted to our non-employee directors during 2016, calculated in accordance with FASB ASC Topic 718, excluding the effect of any estimated forfeitures.

The following table sets forth the aggregate number of unvested restricted stock units and the aggregate number of securities underlying unexercised stock option awards held by our directors as of December 31, 2016.

Name	Unvested Restricted Stock Unit Awards (#)(1)	Number of Securities Underlying Unexercised Options (#)(2)
Ira Boots	17,019	599,106
Greg Brenneman	—	—
Waters Davis	4,085	59,953
James Gentilcore	4,085	59,953
James Kratochvil	4,085	59,953
Mark McFadden	—	—
James Ridout	—	—
Timothy Walsh	—	—

(1)	These restricted stock units vest 100% on the one year anniversary of the date of grant, subject to the director’s continued service.

(2)	Represents stock options that vest over five years, at a rate of 20% per year beginning on the first anniversary of the grant date and vest in full upon a change in control, subject, in each case, to the director’s continued service through the applicable vesting date. Stock options were granted prior to 2016.

PRINCIPAL AND SELLING STOCKHOLDERS

Security Ownership

The following table shows information as of December 31, 2016 regarding the beneficial ownership of our common stock (1) prior to this offering and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our named executive officers; and

•	all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Percentage of beneficial ownership is based on 68,473,561 shares of common stock outstanding as of December 31, 2016. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2016 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is c/o Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH 45242.

					Shares of common stock beneficially owned after this offering
	Shares of common stock beneficially owned before this offering		Number of shares being offered	Number of shares subject to option	Assuming no exercise of the underwriters option to purchase additional shares		Assuming full exercise of the underwriters option to purchase additional shares
Name and address of beneficial owner	Number of shares	Percentage of shares			Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
CCMP(1)	41,346,128	60.4%	9,770,000	1,487,721	31,576,128	46.1%	30,088,407	43.9%
AIMCo(2)	7,972,499	11.6%	1,883,884	286,867	6,088,615	8.9%	5,801,748	8.5%
Levin Capital Strategies, L.P.(3)	3,693,948	5.4%	—	—	3,693,948	5.4%	3,693,948	5.4%
Vaughan Nelson Investment Management, L.P.(4)	3,452,503	5.0%	—	—	3,452,503	5.0%	3,452,503	5.0%
Named executive officers and directors:
Tom Goeke(5)	1,193,207	1.7%	179,233	—	1,013,974	1.5%	1,013,974	1.5%
Bruce Chalmers(6)	192,999	*	—	—	192,999	*	192,999	*
Ronald Krisanda(7)	402,434	*	—	—	402,434	*	402,434	*
Ira Boots(8)	488,659	*	147,804	22,507	340,855	*	318,348	*
Greg Brenneman(1)	—	—	—	—	—	—	—	—
Mark McFadden(1)	—	—	—	—	—	—	—	—
Waters Davis(9)	80,741	*	19,079	2,905	61,662	*	58,757	*
Jim Gentilcore(10)	79,381	*	—	—	79,381	*	79,381	*
Timothy Walsh(1)	—	—	—	—	—	—	—	—
Jim Kratochvil(11)	79,381	*	—	—	79,381	*	79,381	*
James Ridout	—	—	—	—	—	—	—	—
All board of director members and executive officers as a group (11 persons)	2,516,802	3.6%	346,116	25,412	2,170,686	3.1%	2,145,274	3.0%

*	Less than 1%

(1)

Includes 36,483,301 shares of common stock held by CCMP Capital Investors II, L.P. (“CCMP Capital Investors”) and 4,862,827 shares of common stock held by CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman,” and together with CCMP Capital Investors, the “CCMP Capital Funds”). The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P. (“CCMP Capital Associates”). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly-owned by CCMP Capital, LP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and dispositive power over the shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital GP with respect to such shares are made by a committee, the members of which are Greg Brenneman, Timothy Walsh and Christopher Behrens. Greg Brenneman is Executive Chairman and Timothy Walsh is President and Chief Executive Officer of CCMP. The address of each of Messrs. Brenneman and Walsh and each of the entities described above is c/o CCMP Capital Advisors, LP, 277 Park Avenue, New York, New York 10172, except the address of CCMP Cayman is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. Each of Messrs. Brenneman, Walsh and Behrens disclaims beneficial ownership of the shares held by the CCMP Capital Funds.

(2)	Comprises common stock owned by PE12GVPE (Talon) Ltd. and PE12PXPE (Talon) Ltd., all of which are directly or indirectly owned by entities advised and managed by Alberta Investment Management Corporation. The address for each of PE12GVPE (Talon) Ltd. and PE12GVPE (Talon) Ltd. is 1100—10830 Jasper Avenue, Edmonton, Alberta Canada, T5J 2B3.

(3)	Based solely on the information contained in Amendment No. 1 to Schedule 13G filed by Levin Capital Strategies, L. P.; LCS, LLC; LCS Event Partners, LLC; LCS L/S, LLC; and John A. Levin (collectively “Levin”) on January 26, 2016. According to that report, Levin possesses sole power to vote or to direct the voting of 11,737 of such shares and possesses shared power to vote or to direct the voting of 2,927,701 of such shares and possesses sole power to dispose or to direct the disposition of 11,737 of such shares and possesses shared power to dispose or to direct the disposition of 3,682,211 of such shares. In addition, according to that report, Levin’s business address is 595 Madison Avenue, New York, New York 10022.

(4)	Based solely on the information contained in Schedule 13G filed by Vaughan Nelson Investment Management, L.P. and Vaughan Nelson Investment Management, Inc. (collectively, “Vaughan Nelson”) on February 11, 2016. According to that report, Vaughan Nelson possesses sole power to vote or to direct the voting of 2,988,600 of such shares and possesses sole power to dispose or to direct the disposition of 3,233,650 of such shares and possesses shared power to dispose or to direct the disposition of 218,853 of such shares. In addition, according to that report, Vaughan Nelson’s business address is 595 Madison Avenue, New York, New York 10022.

(5)	Includes options to purchase 1,006,474 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2016.

(6)	Includes options to purchase 177,869 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2016.

(7)	Includes options to purchase 370,859 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2016.

(8)	Includes options to purchase 479,284 shares of common stock held by the Boots Family Trust No. 1 U/A 12-29-2005, of which Mr. Boots is the trustee, that are currently exercisable or exercisable within 60 days of December 31, 2016.

(9)	Includes options to purchase 35,971 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2016.

(10)	Includes options to purchase 23,981 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2016.

(11)	Includes options to purchase 23,981 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2016.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. The following is a description of the material terms of our second amended and restated certificate of incorporation and amended and restated bylaws, which description is qualified in its entirety by reference to our second amended and restated certificate of incorporation and amended and restated bylaws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

As of September 30, 2016, there were 68,065,840 shares of our common stock outstanding and held of record by approximately 45 stockholders. Holders of our common stock are entitled to the following rights.

Voting Rights

Directors are elected by a plurality of the votes entitled to be cast. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our second amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably and proportionally in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series or classes and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Registration Rights

On July 8, 2013, we, CCMP, affiliates of Alberta Investment Management Corporation (collectively referred to as “AIMCo”), certain of our management investors and Ira Boots entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement contains provisions relating to the right to require us to register their shares under the Securities Act, and to participate in future registrations of securities by us, under the circumstances described below.

Demand Registration Rights

CCMP has the right to demand an unlimited number of times that we use our best efforts to effect the registration of registerable shares (as defined in the Stockholders Agreement) of our common stock under the Securities Act. These registrations rights are subject to customary specified conditions and limitations, including that the gross offering price of all registerable shares would be no less than $10,000,000.

Piggyback Registration Rights

If we propose for any reason to register any shares of our common stock under the Securities Act, either for our own account or for the account of another person, then certain stockholders party to the Stockholders Agreement, including CCMP, AIMCo, our management investors and Ira Boots, will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to customary specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Anti-takeover Provisions

Our second amended and restated certificate of incorporation and amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Board Composition

We have a classified board of directors, in which our Board is divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. As a result, it may discourage third-party proxy contests, tender offers or attempts to obtain control of us even if such changes would be beneficial to us and our stockholders.

Our second amended and restated certificate of incorporation provides that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock then entitled to vote on the election of directors voting together as a single class. Furthermore, any vacancy on our Board, however occurring, including a vacancy resulting from an increase in the size of our Board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws provide that, after CCMP and AIMCo collectively own less than 50.1% of our then outstanding common stock, special meetings of the stockholders may be called at any time, but only by or at the direction of a majority of the directors then in office, the chairperson of the Board or the chief executive officer. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our second amended and restated certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless affiliates of CCMP and AIMCo collectively own less than 50.1% of our then outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by our Board. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action. The effect of this provision is that CCMP’s affirmative vote with respect to the common stock of the Company that they hold would be required for any stockholder action by written consent.

Section 203 of the DGCL

Our second amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (i) Section 203 by its terms would, but for the terms of our second amended and restated certificate of incorporation, apply to us and (ii) there occurs a transaction following the consummation of which CCMP and its affiliates no longer own at least 5% or more of our issued and outstanding common stock entitled to vote. Our second amended and restated certificate of incorporation provides that, at such time, we will automatically become subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Exclusive Forum

Our second amended and restated certificate of incorporation provides that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any director, officer or employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the second amended and restated certificate of incorporation or the bylaws of the Company, (iv) any action to interpret, apply, enforce or determine the validity of the Company’s second amended and restated certificate of incorporation or bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate Opportunities

Our second amended and restated certificate of incorporation provides that directors appointed by CCMP or AIMCo do not have any obligation to offer us an opportunity to participate in business opportunities presented to CCMP and AIMCO even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, CCMP will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Listing

Our common stock is listed on the NYSE under the symbol “MCRN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

We have 68,065,840 shares of our common stock outstanding as of September 30, 2016, including the shares being sold in this offering. All shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144 under the Securities Act, which is described below. Of the remaining outstanding shares, 37,864,814 shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors and executive officers and the selling stockholders, collectively representing 37,864,814 shares of our common stock, will enter into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 60 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Following the lock-up period described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

No shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Additional Registration Statements

We have filed registration statements on Form S-8 under the Securities Act to register all shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Accordingly, such shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of a registration statement is entitled to rely on Rule 701 to resell such shares in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about the issuer. However, substantially all of our shares issued under Rule 701 will be subject to lock-up agreements as described above and will only become eligible for sale upon the expiration of the restrictions set forth in those agreements.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes material U.S. federal income and estate tax consequences to “non-U.S. holders” of ownership and disposition of our common stock, but does not purport to provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto.

For purposes of the following discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder if you are an alien individual present in the United States for 183 days or more in the taxable year of disposition, or in certain cases if you are a former U.S. citizen or former resident of the United States, in either of which cases you should consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, owning or disposing of our common stock.

If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, which changes may have effect retroactively. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective non-U.S. holders should consult their tax advisors with respect to the particular tax consequences to them of acquiring, owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions on Common Stock

We do not expect to pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (or other applicable form) certifying its entitlement to benefits under such a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the dividends so treated as “effectively connected” will be generally subject to regular U.S. income tax as if the non-U.S. holder were a United States person, subject to such non-U.S. holder’s being eligible and qualifying for the benefits of an applicable tax treaty (if any) providing otherwise. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if an income tax treaty applies and you qualify for the benefits of such treaty, such lower rate as provided, if any) branch profits tax.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and FATCA, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to the non-U.S. holder’s qualifying for and claiming the benefits of an applicable treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above in “—Distributions on Common Stock”; or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period of our common stock, whichever period is shorter, and either (i) our common stock has ceased to be “regularly traded” as defined by applicable U.S. Treasury regulations on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) such non-U.S. holder owns, or has owned, at any time during the five-year period preceding the disposition or such non-U.S. holder’s holding period, whichever is shorter, actually or constructively, more than 5% of any class of our common stock that is publicly traded.

We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the jurisdiction in which the non-U.S. holder resides. Unless the non-U.S. holder is an “exempt recipient,” dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules may be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Sections 1471-1474 of the Code and the U.S. Treasury Regulations, rules or other guidance issued thereunder (including after the date hereof) and the terms of implementing intergovernmental agreements, and legislation or rules and similar laws commonly referred to as “FATCA” generally impose a withholding of 30% on payments of U.S.-source dividends, and, beginning in 2017 (which date, under U.S. Treasury guidance, is expected to be delayed until on or after January 1, 2019), sales or other disposition proceeds from our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) under FATCA have been satisfied, or an exemption from FATCA applies (typically certified as to by the delivery of a properly completed IRS Form W-8). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our common shares.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR NON-U.S. HOLDER. EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE COMMON SHARES IN LIGHT OF THE NON-U.S. HOLDER’S OWN CIRCUMSTANCES.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among the Company, the selling stockholders and the underwriters named below, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters have agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
KeyBanc Capital Markets Inc.
William Blair & Company, L.L.C.

Total	12,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to be paid to the underwriters by the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1.2 million and are payable by us. We have also agreed to reimburse the underwriters for certain other expenses in an amount not to exceed $25,000.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,800,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus, without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

The shares are listed on the NYSE under the symbol “MCRN.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and our affiliates and to persons and entities with relationships with us and our affiliates, for which they received or will receive customary fees and expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours or our affiliates (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us or our affiliates. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Sales Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”), no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with the representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representative and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representative has authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representative to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Ropes & Gray, LLP, Boston, Massachusetts. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Milacron Holdings Corp. appearing in Milacron Holdings Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2015 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Milacron Holdings Corp.

10200 Alliance Road, Suite 200

Cincinnati, OH 45242

Phone: (513) 487-5000

Attn: Investor Relations

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we have filed with it into our registration statement of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus.

We hereby incorporate by reference the following documents and information:

•	our Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 2, 2016;

•	the information in our proxy statement filed on March 18, 2016, to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2015;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, filed on May 5, 2015, August 4, 2016 and November 3, 2016, respectively;

•	our Current Reports on Form 8-K filed on April 15, 2016, April 28, 2016, June 1, 2016, October 6, 2016 and October 12, 2016; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 19, 2015, and any amendment or report filed with the SEC for the purpose of updating such description.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to: Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, Ohio 45242, Attention: Investor Relations. These documents are also available on the Investor Relations section of our website, which is located at http://www.investors.milacron.com, or as described under “Where You Can Find More Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our websites.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

12,000,000 Shares

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Barclays

J.P. Morgan

Baird

Credit Suisse

Goldman, Sachs & Co.

KeyBanc Capital Markets

William Blair

                     , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

SEC Registration Fee	$29,670
FINRA Fee	38,899
Printing and Engraving	400,000
Legal Fees and Expenses	500,000
Accounting Fees and Expenses	175,000
Transfer Agent and Registrar Fees	15,000
Miscellaneous	41,431

Total	$1,200,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant maintains standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify the Registrant’s directors and officers against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Equity Securities

Between January 1, 2014 and January 27, 2017, we sold an aggregate of 184,961 shares of our common stock for $9.41 per share to our directors and employees.

Between January 1, 2014 and January 27, 2017, we granted stock options to purchase an aggregate of 1,499,148 shares of our common stock each at an exercise price of $6.64 per share (after giving effect to the adjustment made in connection with the cash dividend of approximately $145 million paid to holders of our common stock in May 2015) and 228,223 stock appreciation rights under our 2012 Equity Incentive Plan. Of these, 391,923 options were exercised and 34,548 options were forfeited upon the termination of employees.

The securities in all of the transactions listed above were issued in reliance on Section 4(a)(2) or Rule 701 promulgated under Section 3(b) of the Securities Act, as the sale of the security did not involve a public offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

ITEM 17.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on January 30, 2017.

Milacron Holdings Corp.

By:	/s/ Bruce Chalmers

Name:	Bruce Chalmers

Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 30, 2017.

Signature	Title

/s/ Tom Goeke Tom Goeke	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Bruce Chalmers Bruce Chalmers	Chief Financial Officer (Principal Financial and Accounting Officer)

* Ira Boots	Director

* Greg Brenneman	Director

* Waters Davis	Director

* Jim Gentilcore	Director

* Mark McFadden	Director

* Timothy Walsh	Director

* Jim Kratochvil	Director

* James Ridout	Director

*By:	/s/ Bruce Chalmers
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation of Milacron Holdings Corp. (Incorporated by reference from Exhibit 3.1 to Form 8-K filed on June 30, 2015).

3.2	Amended and Restated Bylaws of Milacron Holdings Corp. (Incorporated by reference from Exhibit 3.2 to Form 8-K filed on June 30, 2015).

4.2	Amended and Restated Stockholders’ Agreement, dated as of July 8, 2013, by and among Milacron Holdings Corp., certain stockholders of Milacron Holdings Corp., including CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., certain funds affiliated with Alberta Investment Management Corporation, Ira Boots and the other stockholder party thereto (Incorporated by reference from Exhibit 4.2 to Form S-1 filed on April 3, 2015.

4.3	Amendment No. 1, dated as of March 20, 2015 to Amended and Restated Stockholders’ Agreement, dated as of July 8, 2013, by and among Milacron Holdings Corp., certain stockholders of Milacron Holdings Corp., including CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., certain funds affiliated with Alberta Investment Management Corporation and the other stockholder party thereto (Incorporated by reference from Exhibit 4.3 to Form S-1 filed on April 3, 2015).

4.4	Indenture, dated as of March 28, 2013, among Milacron LLC, Mcron Finance Corp., the guarantors from time to time party thereto and U.S. Bank National Association, as trustee (Incorporated by reference from Exhibit 4.4 to Form S-1/A filed on May 29, 2015).

5.1	Opinion of Ropes & Gray LLP

10.1	Term Loan Agreement, dated as of May 14, 2015, by and among Milacron Holdings Corp., Milacron LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (Incorporated by reference from Exhibit 10.1 to Form S-1/A filed on May 29, 2015).

10.2	Amendment Agreement, dated as of May 14, 2015, by and among Milacron Holdings Corp., Milacron LLC, Mold-Masters (2007) Limited, the U.S. and German subsidiaries of Milacron Holdings Corp., Milacron Canada Corp. and Bank of America, N.A. as administrative agent for the lenders and as collateral agent for the secured parties (Incorporated by reference from Exhibit 10.2 to Form S-1/A filed on May 29, 2015).

10.3	Security Agreement, dated as of May 14, 2015, by and among Milacron Holdings Corp., Milacron LLC, the other grantors party thereto and JP Morgan Chase Bank, N.A., as collateral agent for the secured parties (Incorporated by reference from Exhibit 10.3 to Form S-1/A filed on May 29, 2015).

10.4#	Milacron Holdings Corp. Amended and Restated 2012 Equity Incentive Plan (Incorporated by reference from Exhibit 10.5 to Form S-1 filed on April 3, 2015).

10.5#	Milacron Holdings Corp. 2015 Equity Incentive Plan (Incorporated by reference from Exhibit 10.5 to Form S-1/A filed on May 29, 2015).

10.6#	Milacron Holdings Corp. Annual Bonus Plan (Incorporated by reference from Exhibit 10.3 to Form 8-K filed on June 30, 2015).

10.7#	Employment Agreement between Milacron Holdings Corp. and Thomas Goeke (Incorporated by reference from Exhibit 10.7 to Form S-1/A filed on June 11, 2015).

10.8#	Employment Agreement, dated as of April 25, 2014, between Milacron Intermediate Holdings Inc. and John Gallagher III (Incorporated by reference from Exhibit 10.8 to Form S-1/A filed on June 11, 2015).

Exhibit Number	Description of Exhibits

10.9#	Employment Agreement, dated as of March 20, 2013, between Milacron UK Limited and Ronald M. Krisanda (Incorporated by reference from Exhibit 10.9 to Form S-1/A filed on June 11, 2015).

10.10#	Offer Letter to Bruce Chalmers, dated October 30, 2013 (Incorporated by reference from Exhibit 10.10 to Form S-1/A filed on June 11, 2015).

10.11#	Severance Agreement, dated as of June 5, 2015, between Milacron Holdings Corp. and Bruce Chalmers (Incorporated by reference from Exhibit 10.11 to Form S-1/A filed on June 11, 2015).

10.12#	Amended and Restated Employment Agreement, dated as of April 30, 2012, between Milacron Intermediate Holdings Inc. and John Francy (Incorporated by reference from Exhibit 10.12 to Form S-1/A filed on June 11, 2015).

10.13#	Separation Agreement, dated as of December 11, 2014, between Milacron Intermediate Holdings Inc. and John Francy (Incorporated by reference from Exhibit 10.13 to Form S-1/A filed on June 11, 2015).

10.14	Form of Milacron Holdings Corp. Indemnification Agreement for James Ridout (Incorporated by reference from Exhibit 10.14 to Form S-1/A filed on June 15, 2015).

10.15#	Amended and Restated Chairman Services Agreement between Milacron Holdings Corp. and Ira G. Boots (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on June 30, 2015).

10.16#	Form of Director Restricted Stock Unit Award Agreement (Incorporated by reference from Exhibit 10.16 to Form S-1/A filed on June 11, 2015).

10.17#	Form of Restricted Stock Award Agreement (Incorporated by reference from Exhibit 10.17 to Form S-1/A filed on June 11, 2015).

10.18#	Form of Stock Option Award Agreement (Incorporated by reference from Exhibit 10.18 to Form S-1/A filed on June 11, 2015).

10.19	Form of Milacron Holdings Corp. Indemnification Agreement for Mark McFadden and Timothy Walsh (Incorporated by reference from Exhibit 10.19 to Form S-1/A filed on June 15, 2015).

10.20	Form of Milacron Holdings Corp. Amended and Restated Indemnification Agreement for Greg Brenneman (Incorporated by reference from Exhibit 10.20 to Form S-1/A filed on June 15, 2015).

10.21	Form of Milacron Holdings Corp. Indemnification Agreement for Jim Gentilcore, Jim Kratochvil, Waters Davis, Ron Krisanda and Bruce Chalmers (Incorporated by reference from Exhibit 10.21 to Form S-1/A filed on June 15, 2015).

10.22	Form of Milacron Holdings Corp. Amended and Restated Indemnification Agreement for Ira Boots, John Gallagher and Tom Goeke (Incorporated by reference from Exhibit 10.19 to Form S-1/A filed on June 15, 2015).

10.23#	Amended and Restated Employment Agreement between Milacron Holdings Corp. and Thomas Goeke (Incorporated by reference from Exhibit 10.2 to Form 8-K filed on June 30, 2015).

10.24	Works Agreement on Balance of Interest and Social Plan, dated September 30, 2016, by and between Ferromatik Milacron GmbH and Betriebsrat der Ferromatik Milacron GmbH (Incorporated by reference from Exhibit 10.1 to Form 10-Q filed on November 3, 2016).

10.25	Agreement of Purchase and Sale, dated October 6, 2016, by and between Mold-Masters (2007) Limited and 662073 Ontario Limited (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on November 3, 2016).

21.1*	List of Subsidiaries of Milacron Holdings Corp.

Exhibit Number	Description of Exhibits

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm, relating to Milacron Holdings Corp.

23.2	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney.

#	Management contract or compensatory plan

*	Previously filed